FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Quarterly Results of Telefónica Group: January- December 2008	69

TELEFÓNICA GROUP
Financial Highlights
•	Telefónica ended 2008 with a solid set of results, underpinned by the strong organic growth reported by the businesses and the Company’s high execution skills:
•	Total accesses rose 13.2% year-on-year to around 259 million at the end of 2008, driven by the sharp increase in wireless (+16.6%), broadband (+20.9%) and pay TV (+29.7%) accesses.
•	In reported terms, revenues rose 2.7% while OIBDA and OI advanced 0.4% and 3.6% respectively.
•
In organic terms excluding capital gains[1] growth accelerated from revenue to operating income, with revenues rising by 6.9%, OIBDA by 14.7% and OI by 28.7%. Revenues continued to grow at a similar same pace as in the first nine months (+7.0%), while OIBDA and OI increased the gap in terms of growth rate vs. September by 4.9 percentage points and 10.7 percentage points, respectively.

•	Net income reached 7,592 million euros in 2008, up 38.0% from 2007 on a like-for-like basis[2]. Basic earnings per share stood at 1.63 euros in 2008, 41.4% higher than in 2007 on a like-for-like basis[2].
•
The Company’s ongoing focus in 2008 on maximising efficiency and cash flow generation, in a context of increasing commercial activity and significant investment to expand its networks, resulted in an operating cash flow (OIBDA-CapEx) of 14,519 million euros:

•	Operating cash flow grew 20.2% year-on-year in organic[1] terms excluding capital gains, outpacing revenue growth by 13.3 percentage points.
•	Free Cash flow per share reached 1.97 euros in 2008, compared with 1.86 euros a year earlier.
•	In 2008 Telefónica devoted 69% of the Free cash flow generated over the year or 10% of the Company’s market capitalisation[3] to shareholder remuneration.
•	Telefónica maintained its financial strength, with a ratio of net debt + commitments to OIBDA of 2.0x at the end of 2008, at the lower end of the target range set by the Company (2-2.5x).
•
Once again Telefónica met Group guidance on all metrics, reflecting the value of its highly diversified portfolio of operations. Under the criteria used to establish its financial targets for 2008[4], all the metrics across the P&L were at the top end of, or exceeded the ranges announced to the market:

•	Revenue growth stood at 7.3% in a forecast range of 6%-8%.

[1]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. Revenues include the impact in Telefónica España of the new model for the public use telephone service (-147.4 million euros in 2007). In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

[2]	Excluding the impact of asset disposals (Airwave, Endemol y Sogecable) in both periods and the impact of the impairment charge taken by Telco, SpA’s on its investment of Telecom Italia.

[3]	Market capitalisation as of 25 February 2009.

[4]
2007 base figures exclude Airwave and Endemol and include the consolidation of TVA in October-December 2007. The revenues of T. España are adjusted to reflect the new business model for public telephony service revenues. As a result, Group revenues have been adjusted to reflect this new model. The 2008 figures include TVA, Deltax and Telemig (since April 2008). Telefónica’s CapEx does not include the Real Estate Efficiency Programmes. The growth provided for 2008 guidance assumes constant exchange rates from 2007. In terms of guidance calculations, OIBDA and OI exclude exceptional revenues and expenses not foreseeable in 2007.

January — December 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•	OIBDA increased by 10.6% in a forecast range of 7.5%-11%;

•	OI advanced 20.4%, topping the announced range of 13%-19%;

•	CapEx totalled 8,544 million euros vs. a target of around 8,600 million euros.
•
The Company has announced its guidance for 2009[5], which reflects the Company’s ability to flexibly manage OpEx and CapEx in the current economic environment. In 2009 the focus will be on preserving strong cash flow generation in markets with a more complex economic outlook while at the same time exploiting the growth potential of growing markets. Telefónica expects:

•	Significant year-on-year growth in consolidated operating cash flow (OIBDA-CapEx) in the range of +8%/+11%;
•	Year-on-year consolidated OIBDA growth in the range of +1%/+3%;

•	Consolidated revenue growth;

•	CapEx is expected to be below 7,500 million euros.
2008 Base figures for financial targets:
•	Operating cash flow (OIBDA-CapEx): 14,201 million euros;

•	Consolidated OIBDA: 22,602 million euros;

•	Consolidated revenues: 57,946 million euros;

•	Consolidated CapEx: 8,401 million euros.
•
The strong cash flow generation expected for 2009 has permitted the Company to increase the dividend corresponding to 2009 fiscal year to a total amount of 1.15 euros per share, up 15% from the dividend of 1 euro per share to be paid against 2008 results. This proposal confirms Telefónica’s commitment to prioritize shareholders returns for the use of its Free Cash Flow and to progressively increase the dividend per share.

•	The Company maintains its target to reach an EPS[6] of 2.304 euros and a FCFS[7] of 2.87 euros in 2010.
The Company has conducted a sensitivity analysis to assess the impact of the changes in the trading environment, reflecting an extreme scenario for 2010 (extrapolating the strong depreciation of some currencies versus the euro and current economic weakness). Under this extreme scenario, 2010 EPS6 would stand at 2.10 euros and 2010 FCFS7 would reach 2.50 euros.
TELEFÓNICA ESPAÑA:
•	The company maintained its competitive strength in the market, with 47.3 million accesses (an increase of +2.0% year-on-year):
•
Telefónica maintained its leadership in the broadband market, with an estimated market share around 57%. Retail broadband Internet accesses stood at over 5.2 million (+13.7% year-on-year), with a solid performance in broadband ARPU (-3.9% year-on-year) over the year.

•	The number of pay TV subscribers topped 612,000, up 19.8% on December 2007 and increasing the Company’s estimated market share to 14%.

[5]
2008 adjusted figures for guidance excludes Sogecable capital gain (143 million euros) and the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (174 million euros), includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation, OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

[6]	Reported EPS

[7]	FCF available to remunerate Telefonica S.A. shareholders, to protect solvency levels and to accommodate strategic flexibility.
January — December 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•
In a market characterised by a high penetration rate, Telefónica achieved a noteworthy 6.8% year-on-year growth in its mobile contract customer base, driving the total customer base to more than 23.6 million lines (an increase of 3.4% from a year earlier).

•	In adverse economic conditions, the results achieved in 2008 underline the efficiency improvements attained and the Company’s focus on maintaining margins and cash generation:
•
Revenues grew 1.5% on like-for-like[8] terms in 2008, compared with the 2008 target of 2.0% to 3.5% growth, reflecting the overall slowdown of the market and the lower usage in some segments. Particularly noteworthy were the sharp rise in wireline Internet and broadband revenues (+8.7%) and the jump in mobile connectivity data revenues (+65.2% versus 2007), which pushed up mobile data revenues by 14.8%.

•
OIBDA increased by 8.9% from 2007, with the margin improving by 3.7 percentage points to 49.4%, meeting the announced growth targets despite the pressure on revenues. Thus, OIBDA growth, under the criteria used to establish the financial targets for 2008, stood at 7.0%, within the target range of 6% — 8%.

•	Operating cash flow (OIBDA-CapEx) increased by 14.3% year-on-year in 2008 to 8,077 million euros, underlining the Company’s ability to manage its investment.
TELEFÓNICA LATINOAMÉRICA:
•
Telefónica Latinoamérica ended 2008 with a solid set of commercial results, underpinned by the dynamism of the telecommunications market in the region, which again registered strong growth in the fourth quarter:

•	Telefónica Latinoamérica increased its customer base by 18% from 2007 to over 158 million accesses in the region.
•
Strong levels of commercial activity in the wireless market led to 18.9 million organic net adds in 2008[9], driven by the higher number of gross adds and by churn contention. The total wireless customer base increased by 18.1% in organic terms[10], to 123.4 million accesses. Outgoing ARPU grew 0.9% in constant currency[11], despite the sharp rise in the customer base.

•
In broadband, net adds topped one million in 2008, bringing total accesses to more than 6 million (+20.5% year-on-year), while pay TV customers surpassed 1.5 million and wireline access increased by 1.0% from December 2007. Average revenue per fixed telephony access increased by a solid 6.4% in constant euros.

•	Telefónica Latinoamérica consolidated its position as the Group’s growth driver in 2008, exceeding the growth targets announced at the start of the year[12]:
•	In accordance with the guidance criteria, year-on-year revenue growth stood at 14.2%, compared with a target of +11%/+14%, while OIBDA advanced 17.6%, well ahead of the +12%/+16% growth target.
•	The pace of organic revenue growth[13] remained strong over the year (+12.9%), with organic OIBDA growth[13] accelerating sharply in the fourth quarter (+21.5% in 2008, +15.6% in the first nine months).
•	Telefónica Latinoamérica reported operating cash flow (OIBDA-CapEx) of 4,415 million euros in 2008, up 21.8% from 2007 in constant euros.

[8]	Including the impact on Telefónica España of the new model for public use telephone service (147.4 million euros in the period from January to December 2007).

[9]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[10]	Including Telemig’s accesses in December 2007.

[11]	Including Telemig in April-December 2007.

[12]
Assuming constant exchange rates of 2007. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable. 2007 base figures include the consolidation of TVA in October-December 2007.

[13]	Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007.
January — December 2008 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA EUROPE:
•	Telefónica Europe increased its total mobile base in 2008 by 2.9 million lines, to reach 41.2 million mobile customers at the end of the year (+7.6% year-on-year).
•	Telefónica Europe had a strong financial performance in 2008, with financial targets successfully achieved in a worse economic environment:
•	Under guidance criteria, revenue growth in 2008 reached 5.9%[14] year-on-year, within the 4%-7% announced guidance, and reflected a more balanced contribution from the different businesses:
•
Total revenue for Telefónica O2 UK had a strong 10.6% year-on-year growth in local currency in 2008, outperforming the mobile market on a leading contract churn rate and focused commercial approach around Simplicity and iPhone.

•
In the fourth quarter of 2008 Telefónica O2 Germany returned to positive year-on-year growth in mobile service revenues (+0.7%) in a very competitive environment. The business ended the year with a total revenue growth of 1.5% year-on-year with the foundations of the business on track and a new commercial approach set in the last quarter of the year.

•	The businesses in the Czech Republic, Slovakia and Ireland were particularly active in the fourth quarter of the year, reinforcing improving trends for the future.
•
Under guidance criteria, OIBDA rose 4.7%[14] in the year, meeting the 2%-6% guidance. In 2008 the OIBDA margin stood at 29.2%, broadly unchanged from 2007 in like-for-like[15] terms, as efficiency measures taken in 2007 and 2008 pay off, as well as more focused commercial activity.

•	Operating Cash Flow (OIBDA-CapEx) grew 6.7% year-on-year in like-for-like[15] terms, despite increased investment in Germany.

[14]	Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007.

[15]
Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the real estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

January — December 2008 Results Telefónica

Quarterly results
January – December 2008
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — December 2008 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
(Data in thousands accesses)
January — December 2008 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January – December
	2008	2007	% Chg
Final Clients Accesses	255,451.4	226,119.4	13.0
Fixed telephony accesses (1)	42,930.8	43,433.6	(1.2)
Internet and data accesses	14,654.3	13,156.6	11.4
Narrowband	1,997.2	2,678.7	(25.4)
Broadband (2)	12,472.1	10,320.2	20.9
Other (3)	185.0	157.7	17.3
Mobile accesses (4)	195,598.9	167,781.1	16.6
Pay TV	2,267.5	1,748.1	29.7

Wholesale Accesses	3,433.0	2,624.2	30.8
Unbundled loops	1,748.1	1,396.5	25.2
Shared ULL	602.3	776.4	(22.4)
Full ULL	1,145.8	620.1	84.8
Wholesale ADSL (5)	534.7	571.7	(6.5)
Other (6)	1,150.1	656.0	75.3

Total Accesses	258,884.4	228,743.6	13.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Remaining non-broadband final client circuits.

(4)	Includes accesses of Telemig from April 2008.

(5)	Includes Unbundled Lines by T. Deutschland.

(6)	Circuits for other operators. Includes Wholesale Line Rental (WLR).

Notes:

-Iberbanda accesses are included from December 2006.

-As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
January — December 2008 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.
In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable, Internet and Television businesses.
Likewise, Telefonica Europe includes Telefonica O2 UK, Telefonica O2 Germany, Telefonica O2 Ireland, Telefónica O2 Czech Republic and Telefonica O2 Slovakia results.
In the caption “Other companies and Eliminations” Atento together with other companies and eliminations in the consolidation process are included.
For the presentation of the reporting by regions, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group region.
From December 31, 2006 Group’s accesses have been reclassified, being fixed wireless accesses now included within the fixed telephony accesses. Till December 2007 fixed wireless accesses were included, depending on the country, in mobile or fixed accesses. As from January 1, 2008, the fixed wireless accesses include public telephones with this technology.
Additionally, in order to provide comparable information, Iberbanda’s accesses, a Telefónica España’s subsidiary, have been included in the total accesses of Telefónica Group effective from 31st December 2006.
Moreover, in Latinoamérica, year-on-year organic growth rates including Telemig results for the period April-December 2007 are provided, with the best comparable information available at the closing of this document.
In a complex operating environment, the solid commercial and financial results recorded by the Telefónica Group confirm the benefits of its differential profile: high business diversification, integrated operations in key markets, competitive strength in main markets, strong execution skills and financial strength.
In 2008 the Telefónica Group delivered solid growth rates in organic terms excluding capital gains1, with growth accelerating from revenues down through OI. At the same time, the Company’s focus on maximising efficiency and cash generation resulted in operating cash flow growth (in organic terms, excluding capital gains) outpacing revenue and OIBDA growth by 13.3 percentage points and 5.5 percentage points respectively.
The strong rise in organic1 revenues reflects the Company’s success in capturing growth in its markets in 2008. As a result, the intense commercial activity recorded in 2008 enabled it to increase total accesses by 13.2% versus 2007 to around 259 million. This growth was driven by the increases in wireless (+16.6%), broadband (+20.9%) and pay TV (+29.7%) accesses. By region, the contribution by Telefónica Latinoamérica is especially noteworthy, with over 158 million accesses across the region at the end of December (up 18.0% on December 2007).

[1]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-147.4 million euros in 2007) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — December 2008 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
By access type, the Telefónica Group’s wireless accesses stood at approximately 196 million at the end of 2008, with 6.7 million net adds in the fourth quarter and around 24 million2 in the full year. The main countries contributors to net adds were Brazil (7.52 million), Mexico (2.8 million), Peru (2.5 million) and Germany (1.7 million).
Retail internet broadband accesses stood at around 12.5 million, a year-on-year increase of 21%, driven by the growing penetration of voice, ADSL and pay-TV bundles. In fact, in Spain over 85% of retail broadband accesses are bundled as part of some kind of dual or triple service package while in Latin America 49% of retail broadband accesses are bundled as part of Duo or Trio packages. In the fourth quarter net adds amounted to 0.4 million accesses, with a total of 2.1 million accesses in the full year, of which 1.0 million originated in Latin America, 0.6 million in Spain and 0.5 million in Europe.
Pay TV accesses stood at over 2.2 million at the end of 2008, up almost 30% on the prior year, driven by net adds of 109,500 in the fourth quarter and some 519,500 in the year. At the end of 2008 the Company offered pay TV services in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
The growth of the customer base and initiatives to boost usage led to revenues of 57,946 million euros in 2008, with similar growth in the full year (+2.7%) and the fourth quarter (+2.6%). In 2008, the negative impact of the exchange rates eroded 3 percentage points of revenue growth, while changes in the consolidation perimeter reduced top-line growth by a further 1.2 percentage points.
In organic terms3, revenue growth remained virtually unchanged from September, standing at 6.9% in 2008 (+7.0% in January-September 2008), mainly driven by the significant expansion in Telefónica Latinoamérica (4.6 percentage points contribution to growth) and, to a lesser degree, in Telefónica Europe (1.5 percentage points contribution to growth). By service, wireless service revenues, underpinned by a growing contribution from data services, wireline broadband and pay-TV were again the main drivers of organic revenue growth.
In absolute terms, Telefónica Latinoamérica accounted for 38.3% of total Group revenues in 2008 (+2.7 percentage points from 2007), with Telefónica España and Telefónica Europe accounting for 36.0% and 24.7%, respectively.
Operating expenses declined 2.3% year-on-year in 2008 to 36,553 million euros. Stripping out the impact of currency movements, operating expenses would have risen 0.9% year-on-year, consolidating the declining trend noted since the start of the year as a result of initiatives to maximise efficiency in both years.
Supply costs incurred in 2008 totalled 17,818 million euros, down 0.5% year-on-year. Excluding the impact of foreign exchange fluctuations, these costs would have risen 3.6%, mainly due to higher interconnection expenses at Telefónica Latinoamérica and Telefónica O2 UK.
Personnel expenses fell 14.3% year-on-year to 6,762 million euros (-12.4% in constant euros), in large part due to workforce restructuring expenses reported in 2007 (1,199 million euros). The average headcount during the period was 251,775, a net increase of 7,723 employees, mainly due to expansion of the Atento Group’s workforce. Excluding the Atento Group workforce, the average headcount at the Telefónica Group fell by 2,218 from 2007, in part due to the deconsolidation of Endemol and Airwave, to 124,885 employees.
External service expenses (10,079 million euros) rose 0.9% year-on-year (+3.7% in constant currency), mainly due to higher expenses in Telefónica Latinoamérica, primarily in Brazil, Venezuela and Chile due to outsourcing activities and commissions and higher customer acquisition and retention costs at Telefónica Europa.

[2]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[3]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-147.4 million euros in 2007) is included. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — December 2008 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
Gains on sales of fixed assets in 2008 totalled 292 million euros, mainly related with capital gains recognised on the sale of the stake in Sogecable (143 million euros) and gains from Real Estate programmes at Telefónica España and Telefónica Europa. It is worth recalling that in 2007 the Company recognised the capital gains realised on the disposal of Airwave (1,296 million euros) and Endemol (1,368 million euros) in the second and third quarters respectively.
The sound revenue performance and cost control are reflected in operating income before depreciation and amortisation (OIBDA), which amounted to 22,919 million euros in 2008 (+0.4% versus 2007). In the fourth quarter of 2008 OIBDA grew by around 29% year-on-year reflecting the positive impact from the provision of 900 million euros for workforce restructuring plans registered in the previous year.
In organic terms4, OIBDA grew 2.8% in 2008. However, organic OIBDA excluding capital gains5 would have grown 14.7% in 2008, outpacing revenue growth by 7.8 percentage points, with this gap widening from September mainly due to the aforementioned workforce restructuring provisions reported in the fourth quarter of 2007. Telefónica Latinoamérica (+7.7 percentage points) and Telefónica España (+4.2 percentage points) were the main contributors to this growth.
In absolute terms, OIBDA at Telefónica España accounted for almost 45% of total Group OIBDA, compared to 36.8% and 18.2% at Telefónica Latinoamérica and Telefónica Europe respectively.
The OIBDA margin in 2008 stood at 39.6% (compared to 40.4% in 2007, mainly due to capital gains on the disposals of Airwave and Endemol).
In organic terms, and excluding capital gains5, the OIBDA margin was 38.7% in 2008, up 2.6 percentage points year-on-year, driven by efficiency gains and economies of scale, in a context of high commercial activity and transformation of the wireline business in Latin America.
Depreciation and amortisation in 2008 totalled 9,046 million euros, down 4.1% year-on-year. Telefónica Europe includes the amortisation of the purchase price allocation made following the O2 Group acquisition (689 million euros) and the Telefónica O2 Czech Republic acquisition (131 million euros). In organic terms4 the Telefónica Group’s depreciation and amortisation charges for the full year fell 0.9% from 2007, with Telefónica España and Telefónica Europa chiefly responsible for this decline.
Operating income (OI) totalled 13,873 million euros in 2008, down 3.6% on 2007, due to recognition of the aforementioned capital gains on the sale of Airwave and Endemol. In organic terms4, operating income would have increased by 5.6%. Stripping out also the impact related with Sogecable, Endemol and Airwave disposals from both periods, operating income would grow 28.7% year-on-year.
Accordingly, growth accelerated in organic terms and excluding capital gains5, from revenue through operating income (revenue up 6.9%, OIBDA up 14.7%, and OI up 28.7%).
The net profit from associated companies amounted to -161 million euros in 2008 (versus a profit of 140 million euros in 2007). Results for 2008 include the impact of the impairment charge taken by Telco, S.p.A.’s on its investment in Telecom Italia. To estimate the impact, the Telefónica Group considered the synergies to be obtained by improving certain processes in its European operations through the alliances reached with Telecom Italia S.p.A. The Company has recorded a 209 million euros loss in this respect (146 million euros after the related tax effect at Telefónica, S.A.).

[4]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007.

[5]
Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — December 2008 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
Net financial results in 2008 amounted to 2,797 million euros, down 1.6% versus 2007, mainly due to:
•
On the one hand, the decrease of 7.6% in the average debt, which has generated savings of 240 million euros. Also a 93 million euros positive impact has been registered, 9 million euros higher than the figure reported in 2007, due to changes in the actual value of commitments derived mainly from the pre-retirement programmes and other positions equally accounted at market value.

•
On the other hand, an increase of the average cost of the Group’s debt, to 6.0% over total average debt excluding foreign exchange results, that leads to a higher expense of 218 million euros due to higher interest rates in 2008.

Free cash flow generated by the Telefónica Group in 2008 amounted to 9,145 million euros of which 2,224 million euros were assigned to Telefonica’s share buyback program, 4,165 million euros to Telefónica S.A. dividend payment and 920 million euros to commitment cancellations derived mainly from the pre-retirements programmes. Financial and Real Estate net investments for the period amounted to 1,327 million euros mainly due to the Telefonica Chile minority stake purchase, the increase of our participation in China Unicom, the Telemig purchase and the sale of Sogecable’s participation. Because of these effects, net financial debt decreased in 508 million euros. Also, net debt was reduced by an additional 2,043 million euros because of the foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has led to a decrease of 2,551 million euros with respect to the net financial debt at the end of 2007 (45,284 million euros), leaving the net financial debt of the Telefónica Group at December 2008 at 42,733 million euros.
Leverage ratio, net debt over OIBDA, continues to fall down to 1.89 times at December 2008 versus 1.91 times at September 2008, thanks to both the reduction of the net financial debt in the period and to an increase in the OIBDA figure. In the fourth quarter of the year, the ratio has decreased albeit the dividend payment disbursement on November and the payment of the acquisitions already committed (basically the increase in China Unicom’s stake and Telefonica Chile minority’s stake acquisition).
During the year 2008, the financing activity of Telefónica Group, excluding short term Commercial Paper Programmes activity, rose to above 3,000 million euros, less intense compared to previous periods due to the instability of the credit markets and the Group’s liquidity position. Included in this amount, we highlight the Euro bond issuance for an amount of 1,250 millions raised by Telefónica last June.
Telefónica S.A. and its holding companies have continued active in 2008 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,586 million euros, maintaining spreads over reference rates.
Regarding Latin America, our subsidiaries have tapped the capital markets up to December 2008 for an amount of close to 1,800 million equivalent euros, mainly renewing existing debt.
As of December 31st, the breakdown of consolidated financial debt was 57% bonds and debentures and 43% debt with financial institutions.
Thanks to the 2 billion Euro bond issuance last January 2009, the cash balance covers in excess the debt maturities of the coming 12 months, resulting in a negative net debt figure for 2009, of approximately 400 million euros.
The solid financial position of the Group has led the rating agency Fitch to upgrade, on November 25th, Telefónica, S.A. long term credit to “A-/stable outlook” from BBB+/positive outlook” since Telefónica’s operational and financial profile is according to Fitch, comfortably in line with an ‘A-’(A minus) rating. On December 2nd the rating agency Standard & Poor’s raised Telefónica, S.A. long term corporate rating to “A-/stable outlook” from “BBB+/positive outlook” reflecting Telefónica’s steady deleveraging over the last year. On December 17th the Japanese rating agency JCR, also upgraded the rating on the foreign currency long-term senior debts of Telefónica, S.A. to “A/stable“prompted by Telefónica’s improved leverage ratio supported by its high profitability and cash generating capacity. Finally, last February 17th 2009, the rating agency Moody’s has changed the outlook of Telefónica, S.A. to positive affirming the long-term Baa1 ratings.
The tax provision for 2008 totalled 3,089 million euros, impliying a tax rate of 28.3%, though cash outflow for the Telefónica Group was lower in 2008 as loss carryforwards generated in previous years were offset and pending deductions applied. It is worth highlighting that in 2007 the tax provision was lower, mainly on account of the Endemol disposal which triggered a capital loss for tax purposes.
January — December 2008 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
Minority interests grew 10.2% year-on-year, reducing net income for 2008 by 234 million euros. Minority stakes in Telesp and Telefónica O2 Czech Republic accounted for the bulk of profit attributable to minority interests, although year-on-year growth is explained basically by the higher result attributed to Vivo’s minorities.
In all, consolidated net income in 2008 totalled 7,592 million euros, down 14.8% year-on-year. This decline is mainly due to the recognition in 2007 of capital gains on the sale of Airwave and Endemol. Stripping out the impact of asset disposals (Airwave, Endemol and Sogecable) from both periods, and the impact of the impairment charge taken by Telco, SpA’s on its investment of Telecom Italia, net income growth to December 2008 would rise to 38.0%.
Basic earnings per share in 2008 stood at 1,63 euros, with year-on-year growth of 41.4% on a like-for-like basis.6
CapEx in the full year amounted to 8,401 million euros, up 4.7% on 2007. This increase was mainly driven by investment in broadband, pay TV and expansion of the coverage and capacity of wireless networks in Latin America.
Also, the Company’s drive to manage operating expenses and CapEx resulted in a significant increase in operating cash flow (OIBDA-CapEx), which stood at 14,519 million euros at the end of 2008, up 20.2% year-on-year in organic terms excluding capital gains7. By region, Telefónica España accounted for 8,077 million euros of the total, while Telefónica Latinoamérica generated 4,410 million euros and Telefónica Europe, 2,108 million euros.
In 2008, the Company devoted 69% of the Free Cash Flow to shareholder remuneration, combining dividend payments and share buybacks (126.7 million shares in 2008). The Company expects to complete the share buyback programme announced in 2008 (150 million shares) during the first quarter of 2009.

[6]	Excluding the impact of asset disposals (Airwave, Endemol y Sogecable) in both periods and the impact of the impairment charge taken by Telco, SpA’s on its investment of Telecom Italia.

[7]
Assuming constant exchange rates and including the consolidation of TVA in January-December 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In OIBDA and OI, the impact of asset disposals (Airwave, Endemol and Sogecable) is excluded from both periods.

January — December 2008 Results Telefónica 8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	57,946	56,441	2.7	14,804	14,426	2.6
Internal exp capitalized in fixed assets	736	708	4.0	207	211	(1.9)
Operating expenses	(36,553)	(37,431)	(2.3)	(9,367)	(10,381)	(9.8)
Supplies	(17,818)	(17,907)	(0.5)	(4,607)	(4,653)	(1.0)
Personnel expenses	(6,762)	(7,893)	(14.3)	(1,697)	(2,578)	(34.2)
Subcontracts	(10,079)	(9,991)	0.9	(2,607)	(2,771)	(5.9)
Bad Debt Provisions	(748)	(666)	12.3	(186)	(130)	43.2
Taxes	(1,147)	(974)	17.8	(271)	(249)	8.8
Other net operating income (expense)	510	358	42.6	196	192	2.1
Gain (loss) on sale of fixed assets	292	2,766	(89.4)	56	132	(57.7)
Impairment of goodwill and other assets	(12)	(17)	(30.8)	(3)	(4)	(26.3)
Operating income before D&A (OIBDA)	22,919	22,825	0.4	5,893	4,577	28.8
OIBDA margin	39.6%	40.4%	(0.9 p.p. )	39.8%	31.7%	8.1 p.p.
Depreciation and amortization	(9,046)	(9,437)	(4.1)	(2,243)	(2,452)	(8.5)
Operating income (OI)	13,873	13,388	3.6	3,650	2,125	71.8
Profit from associated companies	(161)	140	c.s.	(180)	34	c.s.
Net financial income (expense)	(2,797)	(2,844)	(1.6)	(698)	(749)	(6.8)
Income before taxes	10,915	10,684	2.2	2,771	1,409	96.7
Income taxes	(3,089)	(1,565)	97.3	(715)	(294)	143.1
Income from continuing operations	7,826	9,119	(14.2)	2,057	1,115	84.4
Income (Loss) from discontinued ops	0	0	n.m.	0	0	n.m.
Minority interest	(234)	(213)	10.2	(61)	(57)	6.8
Net income	7,592	8,906	(14.8)	1,996	1,058	88.6
Weighted average number of ordinary shares outstanding during the period (millions)	4,645.9	4,758.7	(2.4)	4,592.6	4,718.5	(2.7)
Basic earnings per share (euros)	1.63	1.87	(12.7)	0.43	0.22	93.8

Notes:

- For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period. Excluding the impact of asset disposals (Airwave and Sogecable) and the impact of the impairment charge taken by Telco, SpA’s on its investment of Telecom Italia in both periods, net income grows 38.0% and EPS grows 41.4% as of the end of December 2008.

- Airwave and Endemol are not consolidated since the second and third quarter of 2007, respectively. The disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007. The disposal of Endemol generated a capital gain of 1,368 million euros, recorded in the third quarter of 2007.

- 2008 includes 174 million euros due to the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

- Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

- Starting April 2008, Vivo consolidates Telemig.

- Excluding the impact of asset disposals, organic OIBDA growth reaches 14.7% and organic OI growth reaches 28.7% in the period January-December 2008.
January — December 2008 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January – December			January – December			January – December
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	Chg

Telefónica España (1)	20,838	20,683	0.7	10,285	9,448	8.9	49.4%	45.7%	3.7 p.p.
Telefónica Latinoamérica (2)	22,174	20,078	10.4	8,445	7,121	18.6	38.1%	35.5%	2.6 p.p.
Telefónica Europe (3)	14,308	14,458	(1.0)	4,180	4,977	(16.0)	29.2%	34.4%	(5.2 p.p.	)
Other companies and eliminations (4)	625	1,221	(48.8)	9	1,278	(99.3)	n.m.	n.m.	n.m.
Total Group (1)(2)(3)(4)	57,946	56,441	2.7	22,919	22,825	0.4	39.6%	40.4%	(0.9 p.p.	)

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January – December			January – December			January – December
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	% Chg

Telefónica España	8,046	7,067	13.9	2,208	2,381	(7.3)	8,077	7,067	14.3
Telefónica Latinoamérica (2)	4,800	3,562	34.8	4,035	3,343	20.7	4,410	3,778	16.7
Telefónica Europe (3)	1,144	1,591	(28.1)	2,072	2,125	(2.5)	2,108	2,852	(26.1)
Other companies and eliminations (4)	(117)	1,168	c.s.	85	178	(52.1)	(76)	1,100	c.s.
Total Group (2)(3)(4)	13,873	13,388	3.6	8,401	8,027	4.7	14,519	14,797	(1.9)

Notes:

- OIBDA and OI are presented bebore brand fees and management fees.

- CapEx at cumulative average exchange rate.

- OIBDA margin calculated as OIBDA over revenues.

(1)
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

(2)	Starting April 2008, Vivo consolidates Telemig.

(3)
Airwave is not consolidated since the second quarter of 2007 (the disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007). 2008 includes 174 million euros due to the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

(4)
Endemol is not consolidated since the third quarter of 2007 (the disposal of Endemol generated a capital gain of 1,368 million euros, recorded in the third quarter of 2007). Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

January — December 2008 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	Dec 2008	Dec 2007	% Chg
Non-current assets	81,923	87,395	(6.3)
Intangible assets	15,921	18,320	(13.1)
Goodwill	18,323	19,770	(7.3)
Property, plant and equipment and Investment property	30,546	32,469	(5.9)
Non-current financial assets and investments in associates	10,153	9,007	12.7
Deferred tax assets	6,980	7,829	(10.8)
Current assets	17,973	18,478	(2.7)
Inventories	1,188	987	20.4
Trade and other receivables	9,315	9,662	(3.6)
Current tax receivable	970	1,010	(4.0)
Current financial assets	2,216	1,622	36.7
Cash and cash equivalents	4,277	5,065	(15.6)
Non-current assets classified as held for sale	7	132	(94.8)

Total Assets = Total Equity and Liabilities	99,896	105,873	(5.6)

Equity	19,562	22,855	(14.4)
Equity attributable to equity holders of the parent	17,231	20,125	(14.4)
Minority interest	2,331	2,730	(14.6)
Non-current liabilities	55,202	58,044	(4.9)
Long-term financial debt	45,088	46,942	(4.0)
Deferred tax liabilities	3,576	3,926	(8.9)
Long-term provisions	5,421	6,161	(12.0)
Other long-term liabilities	1,117	1,015	10.1
Current liabilities	25,132	24,974	0.6
Short-term financial debt	8,100	6,986	15.9
Trade and other payables	7,939	8,729	(9.1)
Current tax payable	2,275	2,157	5.5
Short-term provisions and other liabilities	6,818	7,102	(4.0)

Financial Data

Net Financial Debt (1)	42,733	45,284	(5.6)

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

January — December 2008 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January – December
		2008	2007	% Chg
I	Cash flows from operations	20,571	20,132	2.2
II	Net interest payment (1)	(2,781)	(3,097)
III	Payment for income tax	(1,413)	(1,457)
A=I+II+III	Net cash provided by operating activities	16,377	15,578	5.1
B	Payment for investment in fixed and intangible assets	(7,861)	(7,205)
C=A+B	Net free cash flow after CapEx	8,516	8,373	1.7
D	Net Cash received from sale of Real Estate	248	129
E	Net payment for financial investment	(1,575)	2,383
F	Net payment for dividends and treasury stock (2)	(6,681)	(5,496)
G=C+D+E+F	Free cash flow after dividends	508	5,389	(90.6)
H	Effects of exchange rate changes on net financial debt	(2,142)	(819)
I	Effects on net financial debt of changes in consolid. and others	99	(653)
J	Net financial debt at beginning of period	45,284	52,145
K=J-G+H+I	Net financial debt at end of period	42,733	45,284	(5.6)

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.

(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January – December
	2008	2007	% Chg
OIBDA	22,919	22,825	0.4
- CapEx accrued during the period	(8,401)	(8,027)
- Payments related to cancellation of commitments	(920)	(781)
- Net interest payment	(2,781)	(3,097)
- Payment for income tax	(1,413)	(1,457)
- Results from the sale of fixed assets	(292)	(2,766)
- Investment in working capital and other deferred income and expenses	(597)	1,676
= Net Free Cash Flow after CapEx	8,516	8,373	1.7
+ Net Cash received from sale of Real Estate	248	129
- Net payment for financial investment	(1,575)	2,383
- Net payment for dividends and treasury stock	(6,681)	(5,496)
= Free Cash Flow after dividends	508	5,389	(90.6)
Unaudited figures (Euros in millions)

	January – December
	2008	2007	% Chg
Net Free Cash Flow after CapEx	8,516	8,373	1.7
+ Payments related to cancellation of commitments	920	781
- Ordinary dividends payment to minoritaries	(291)	(307)
= Free Cash Flow	9,145	8,847	3.4
Weighted average number of ordinary shares outstanding during the period (millions)	4,646	4,759
= Free Cash Flow per share (euros)	1.97	1.86	5.9

Note:
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

January — December 2008 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		December 2008
	Long-term debt (1)	45,565
	Short term debt including current maturities	8,100
	Cash and Banks	(4,277)
	Short and Long-term financial investments (2)	(6,655)
A	Net Financial Debt	42,733
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (3)	4,782
	Value of associated Long-term assets (4)	(697)
	Taxes receivable (5)	(1,398)
C	Net commitments related to workforce reduction	2,687
A + B + C	Total Debt + Commitments	45,786

	Net Financial Debt / OIBDA (6)	1.9x
	Total Debt + Commitments/ OIBDA (6)	2.0x

(1)	Includes “long-term financial debt” and 447 million euros of “other long-term debt”.

(2)	Short-term investments and 4,438 million euros recorded under the caption of “financial assets and other long-term assets”.

(3)
Mainly in Spain. This amount is detailed in the caption “Provisions for Contingencies and Expenses” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Investment” of the Balance Sheet, section “Other Loans”. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on December 2008 OIBDA, excluding results on the sale of fixed assets.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	December 2008
	EUR	LATAM	GBP	CZK	USD
Currency mix	65%	14%	9%	7%	5%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review
Moody’s	Baa1	P-2	Positive	17/02/09
JCR	A	—	Stable	17/12/08
S&P	A-	A-2	Stable	2/12/08
Fitch/IBCA	A-	F-2	Stable	25/11/08
January — December 2008 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan – Dec 2008	Jan – Dec 2007	December 2008	December 2007

USA (US Dollar/Euro)	1.463	1.368	1.392	1.472
United Kingdom (Sterling/Euro)	0.795	0.685	0.952	0.733
Argentina (Argentinean Peso/Euro)	4.632	4.263	4.806	4.636
Brazil (Brazilian Real/Euro)	2.659	2.661	3.252	2.608
Czech Republic (Czech Crown/Euro)	24.969	27.756	26.930	26.620
Chile (Chilean Peso/Euro)	758.725	714.637	885.740	731.472
Colombia (Colombian Peso/Euro)	2,873.563	2,837.126	3,125.000	2,965.928
El Salvador (Colon/Euro)	12.806	11.974	12.177	12.881
Guatemala (Quetzal/Euro)	11.069	10.502	10.830	11.234
Mexico (Mexican Peso/Euro)	16.239	14.953	18.841	15.996
Nicaragua (Cordoba/Euro)	28.365	25.229	27.623	27.827
Peru (Peruvian Nuevo Sol/Euro)	4.285	4.282	4.371	4.409
Uruguay (Uruguayan Peso/Euro)	30.605	32.101	33.888	31.724
Venezuela (Bolivar/Euro)	3.147	2.942	2.992	3.165

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 31/December/08 and 31/December/07.
January — December 2008 Results Telefónica 14

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
At the end of 2008, Telefónica España managed 47.3 million accesses, a year-on-year increase of 2.0%, boosted by a 3.4% advance in mobile accesses (to over 23.6 million) and 13.7% growth in wireline retail broadband Internet accesses to over 5.2 million.
The results achieved in 2008 underscore Telefónica’s management capacity in a market that has clearly showed its more defensive profile in the face of a worse economic environment. Accordingly, the soundness of a business model that leverages the advantages of being an integrated operator, with a strong position in the highest value segments, the measures adopted in 2007 to enhance efficiency and the Company’s ability to manage OpEx and CapEx are reflected in an increasing growth throughout the P&L and a sharp increase in operating cash flow.
Revenues grew 0.7% in 2008 to 20,838 million euros. On a like-for-like basis1, revenues performance in the fourth quarter (-0.9%) was in line with the growth recorded in the third quarter once excluded the impact from the Universal Service Obligation (-0.8%), to post a like-for-like growth of 1.5% in the full year.
It is worth recalling that a total of 182.2 million euros of revenues were accounted for in the third quarter of 2008 associated with the Universal Service Obligation at Telefónica España Wireline Business for the years 2003, 2004 and 2005. This had a positive impact of 50.6 million euros on OIBDA at Telefónica España.
Operating income before depreciation and amortisation (OIBDA) jumped 17.7% year-on-year in the fourth quarter and by 8.9% in 2008 to 10,285 million euros, putting the OIBDA margin at 49.4% for the full year (up 3.7 percentage points from 2007).
CapEx amounted to 2,208 million euros in 2008, down 7.3% year-on-year, with the pace of the decline accelerating (-19.4%) in the fourth quarter. This reflects Telefónica España’s commitment to preserving the Company’s strong cash flow generation. In 2008 Telefónica España generated operating cash flow (OIBDA-CapEx) of 8,077 million euros, up 14.3% year-on-year.
WIRELINE BUSINESS
In the current environment the Spanish wireline access market has continued to expand, though the year-on-year growth rate fell from 1.9% in the first half to 0.7% at the end of 2008.
Against this backdrop, the Company’s wireline telephony accesses topped 15.3 million at the end of December 2008 (-3.7% versus December 2007) after registering a net loss of 200,585 lines in the fourth quarter of 2008 and 592,492 in the full year. The main factors behind this decline are loop unbundling, more intense competition and the shrinking of the market in the last months of 2008. As a result, Telefónica’s estimated share of the wireline access market stood at around 77% in December 2008. It is worth noting that of the total number of lines lost in 2008, 83% corresponded to migrations to wholesale lines in any of the existing formats — fully unbundled loop, naked shared access loop or the recently-created WLR 2- and that they therefore continue to generate revenues for the Company, while the remaining 17% correspond to lines captured by competitors via direct access or a reduction in the size of the market.

[1]	Including the impact on Telefónica España of the new model for public use telephone service (-147.4 million euros in 2007; -41.3 million euros in the fourth quarter of 2007).

[2]
WLR: Wholesale Line Rental or AMLT (Alquiler Mayorista de Linea Telefónica) on its Spanish naming. In the fourth quarter of 2008 Telefónica began marketing this resale service which allows alternative operators to provide a single bill to their customers, including both the monthly line fee and the traffic consumption. At the end of December 2008 WLR amounted to 9,530 accesses.

January — December 2008 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
The number of pre-selected lines continued to decline, dropping by 76,702 in the fourth quarter of 2008 and by 331,557 in the full year, to less than 1.5 million lines at the end of December 2008.
Telefónica España’s estimated share of wireline traffic remained stable at around 64%.
The Spanish wireline broadband Internet access market registered an estimated 0.3 million net adds in the fourth quarter and 1.1 million in the full year (1.4 million net adds in 2007). Accordingly, estimated size of the wireline broadband Internet access market reached 9.3 million accesses in 2008, up 13.4% on December 2007.
Telefónica’s retail broadband Internet accesses net adds totalled 129,478 in the fourth quarter and 632,402 in the full year (a year-on-year drop of 25.2%), resulting in a 13.7% year-on-year increase in accesses to over 5.2 million. The Company remains market leader with an estimated share around 57%.
The estimated share of unbundled loops in the broadband Internet access market increased slightly to surpass 18%. Net quarterly adds amounted to 112,842 loops (-2.8% vs. the fourth quarter 2007) and 344,102 in the full year (-17.1% from 2007). Total unbundled loops amounted to approximately 1.7 million, of which 35.5% (602,345) were shared access loops. The remaining 1,095,697 were fully unbundled loops (including 259,868 naked shared access loops). Fully unbundled loops grew by 150,739 in the quarter, of which 48,540 (32.2%) were naked shared access loops. Shared loops fell by 37,897 accesses in the quarter (net loss).
The decline of the wholesale ADSL service continued due to migrations to unbundled loops. Net fourth quarter losses amounted to 21,008 accesses to en end up the year with net losses of 71,728 wholesale ADSL connections. At the end of 2008 total wholesale ADSL accesses amounted to 423,764, down 14.5% from December 2007.
Telefónica had an estimated 14% share of the Pay TV market at year-end, having added 22,943 customers in the fourth quarter and 101,407 in 2008, leading to a total of 612,494 customers (up 19.8% year-on-year).
The total number of Duo and Trio bundles stood at 4.5 million units. This means that more than 85% of the Company’s retail broadband accesses were part of a double or triple offer bundle.
Revenues totalled 12,581 million euros in 2008, up 1.4% year-on-year, after declining by 2.2% in the fourth quarter. Like-for-like growth3 stood at 2.7% in 2008, while revenues declined by 0.9% in the fourth quarter. The fourth quarter revenue performance was due to lower voice service revenues, coupled with lower growth of Internet and broadband revenues.
•
Traditional access revenues fell by 1.1% year-on-year in the fourth quarter and amounted to 2,944 million euros in the year, an increase of 6.2% from 2007. Stripping out the impact of Universal Service Obligation related revenues, revenues would drop 0.4% in the year due to lower average accesses, with the same rate of decline in the fourth quarter as in the third quarter.

•
Voice service revenues declined 6.2% in the fourth quarter on like-for-like[4] basis (10.4% reported drop) and 3.5% in the full year (7.4% reported decrease), reflecting lower fixed-to-mobile traffic, the fall in the effective prices of international traffic and the increased weighting of flat-rate traffic in national wireline traffic.

•	Internet and broadband revenues grew 5.2% in the quarter and totalled 3,017 million euros in 2008, up 8.7% versus 2007. By item:
•	Retail broadband service revenues grew 6.3% in the quarter and 11.6% in the year, contributing 2.2 percentage points to revenue growth at Telefónica España Wireline Business.

[3]	Including the impact on Telefónica España of the new model for public use telephone service (-147.4 million euros in 2007; -41.3 million euros in the fourth quarter of 2007).

[4]	Including the impact on Telefónica España of the new model for public use telephone service (-193.7 million euros in voice service revenues in 2007; -53.7 million euros in the fourth quarter of 2007).
January — December 2008 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•	Improved performance at the wholesale broadband business, (up 12.5% in the quarter and 2.6% in the year), reflecting growth in revenues from a higher number of unbundled loops.
•	Data service revenues rose 2.6% year-on-year in 2008 (up 1.5% in the fourth quarter) to 1,190 million euros.
•	IT service revenues fell by 1.8% year-on-year in the fourth quarter and amounted to 443 million euros in the full year, up 1.2% from 2007.
Operating expenses fell 21.8% in the fourth quarter to total 6,716 million euros in 2008 (-8.5% year-on-year). The full year decline is due to: i) the 5.4% decline in external service expenses to 1,336 million euros due to the new model for the PUT and call centres business; ii) the 1.5% fall in supply costs to 2,962 million euros due to lower interconnection and equipment purchasing expenses and special projects; iii) the 21.6% reduction in personnel expenses to 2,071 million euros due to workforce reorganization expenses in 2007 (513 million euros; zero in 2008) -stripping out this impact, personnel expenses would have fallen by 2.7% in 2008- and the lower average headcount in 2008; and iv) the contribution of 73 million euros to cover the Universal Service Obligation. On a like-for-like basis5, operating expenses would have declined by 6.6% in 2008 and by 20.3% in the fourth quarter.
Operating income before depreciation and amortisation (OIBDA) rose 20.3% year-on-year in the fourth quarter, reflecting the lower provisions linked to the workforce reorganization programme (397 million euros in the fourth quarter of 2007, zero in 2008) and the lower real estate capital gains (1 million euros in October-December 2008 and 152 million euros in the same period of 2007).
OIBDA for the full year 2008 amounted to 6,050 million euros, up 15.3% from 2007. This growth reflects the following: recognition of the Universal Service Obligation -with a positive impact of 110 million euros in 2008-, lower provisions linked to the workforce reorganization programme -513 million euros to December 2007, zero in 2008-, lower capital gains from property sales -74 million euros in 2008 vs. 161 million euros a year earlier-, the sale of the bad debt portfolio for 17 million euros in 2008 and a fine levied by the European Union for 152 million euros in the second quarter of 2007.
The OIBDA margin stood at 45.6% in the fourth quarter and 48.1% in the full year.
CapEx fell by 7.2% in 2008 to 1,498 million euros and operating cash flow (OIBDA-CapEx) amounted to 4,552 million euros, up 25.2% year-on-year.
WIRELESS BUSINESS
The Spanish wireless market totalled 53.1 million lines at the end of 2008, with an estimated penetration rate of 116% (an increase of more than five percentage points from December 2007).
In the context of an increasingly mature market and the current economic climate, net adds in 2008 stood at 778,280 lines, with an especially strong performance in the contract segment, where 923,076 lines were added. Net adds totalled 168,862 lines in the fourth quarter (406,837 lines in the same period a year earlier), driven mainly by the contract segment (65% of the total), which registered net adds of 110,358 lines (383,049 in the fourth quarter of 2007).
As a result, Telefónica España’s customer base in Spain totalled more than 23.6 million lines at the end of 2008, up 3.4% year-on-year, driven by the growth rate of the contract segment (+6.8% versus December 2007), which represents 61.7% of the total customer base (1.9 percentage points more than in December 2007).
In terms of portability, the net balance in 2008 was -61,254 lines, with a positive net balance of 38,750 lines in the contract segment.

[5]	Including the impact on Telefónica España of the new model for public use telephone service (-147.4 million euros in 2007; -41.3 million euros in the fourth quarter of 2007).
January — December 2008 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In a highly competitive environment, churn in 2008 advanced slightly to 1.9% (+0.1 percentage points versus 2007), standing at 2.0% in the fourth quarter. Churn was significantly lower in the contract segment (1.3% in the fourth quarter and 1.2% in the full year) despite increasing slightly (+0.1 percentage points versus 2007).
In terms of usage, minutes of traffic carried in the fourth quarter grew 4.1% year-on-year to over 65,000 million minutes in the full year (+3.3% versus 2007). MoU amounted to 152 minutes in the fourth quarter (-2.3% year-on-year), broadly in line with the trend in the previous quarter, and to 156 minutes in the year as a whole (-2.8% versus 2007).
Voice ARPU reached 24.1 euros in the last quarter of 2008, 10.0% lower than in the same quarter of 2007, and amounted to 25.2 euros in the full year (-8.5% versus 2007). This performance was driven by the change in customer usage patterns in the current economic climate and the sharp drop in termination rates in April and October (-17% year-on-year on cumulative basis). Outgoing voice ARPU performed better than in the third quarter, falling 8.4% year-on-year in the fourth quarter and by 7.4% overall in 2008.
Data ARPU in the last quarter of the year continued the trend seen since the start of the year, growing 8.3% year-on-year in the quarter to 5.5 euros and by 9.3% in the full year to 5.2 euros. The strong performance of the wireless data business was underpinned by higher content revenues (+9.2% versus 2007) and, above all, strong growth in connectivity revenues, which advanced 65.4% year-on-year in the fourth quarter and by 65.2% in the year as a whole. Particularly noteworthy is the growing contribution of connectivity revenues, which accounted for 19.8% of data revenues in 2008, up 6.2 percentage points versus 2007.
As a result, total outgoing ARPU amounted to 25.9 euros in 2008, 4.6% less than in 2007.
Total ARPU stood at 30.4 euros at the end of 2008, down 5.9% year-on-year and 7.1% in the last quarter of 2008.
The number of 3G handsets held by customers rose steadily to more than 6.2 million (1.8 times more than in December 2007), reaching a penetration rate of 27% of the customer base excluding M2M (+11.5 percentage points from 2007).
Revenues totalled 9,684 million euros in 2008, virtually unchanged from 2007 (-0.1%) and down 1.0% in the fourth quarter due to lower customer usage and lower incoming revenues. Highlights by revenue item:
•
Service revenues remained virtually unchanged in 2008 (-0.6% year-on-year) at 8,457 million euros. The year-on-year change in the fourth quarter stood at -2.6%, just 0.5 percentage points less than the change reported in the previous quarter.

•
Customer revenues advanced 1.2% in 2008 to 6,943 million euros and remained virtually unchanged in the fourth quarter (-0.3% year-on-year), an improvement on the performance in the previous quarter (-0.8% year-on-year).

•	Interconnection revenues fell 9.4% year-on-year in 2008 and by 13.9% in the fourth quarter, hit by the cut in termination rates (17% in the year).
•	Roaming in revenues fell 9.9% versus 2007 following a 16.1% decline in the fourth quarter. This is due to ongoing reductions in wholesale roaming prices.
•	Revenues from handset sales grew 3.6% in 2008 to 1,227 million euros, rising 10.9% in the fourth quarter, reflecting the different timing for handset shipments (-1.6% in the third quarter of 2008).
Operating expenses declined by 0.7% year-on-year in 2008 to 5,500 million euros. This performance is affected by personnel reorganization costs registered in the fourth quarter of 2007 (154 million euros) and the costs related with the Universal Service Obligation (59 million euros) recorded in the third quarter of 2008. Operating expenses in the fourth quarter amounted to 1,389 million euros, down 9.3% on the same period in 2007 (+0.8% stripping out the aforementioned workforce reorganization expenses).
January — December 2008 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Operating income before depreciation and amortisation (OIBDA) grew 0.5% in 2008 to 4,265 million euros, after increasing by 12.2% in the fourth quarter. The OIBDA margin stood at 44.0% in the full year, an improvement of 0.3 percentage points from 2007.
CapEx in 2008 totalled 710 million euros, down 7.4% from 2007, fuelling 2.3% year-on-year growth in operating cash flow (OIBDA-CapEx) to 3,555 million euros.
January — December 2008 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
Final Clients Accesses	44,578.2	44,872.9	45,019.7	45,160.7	45,213.6	1.4
Fixed telephony accesses (1)	15,918.8	15,842.1	15,670.0	15,526.9	15,326.3	(3.7)
Internet and data accesses	5,321.8	5,468.4	5,547.6	5,608.3	5,670.0	6.5
Narrowband	660.8	589.5	502.3	453.9	388.0	(41.3)
Broadband (2)	4,614.0	4,835.9	5,005.0	5,117.0	5,246.4	13.7
Other (3)	47.0	43.1	40.4	37.4	35.6	(24.3)
Mobile accesses	22,826.6	23,008.4	23,225.4	23,436.0	23,604.8	3.4
Pre-Pay	9,181.8	9,058.4	8,964.6	8,978.5	9,037.0	(1.6)
Contract	13,644.7	13,950.0	14,260.8	14,457.5	14,567.8	6.8
Pay TV	511.1	554.0	576.6	589.6	612.5	19.8

Wholesale Accesses	1,855.5	1,953.3	2,001.3	2,035.0	2,136.1	15.1
WLR (4)	0.0	0.0	0.0	0.0	9.5	n.s.
Unbundled loops	1,353.9	1,467.4	1,532.6	1,585.2	1,698.0	25.4
Shared ULL	776.4	755.0	683.6	640.2	602.3	(22.4)
Full ULL (5)	577.6	712.5	849.1	945.0	1,095.7	89.7
Wholesale ADSL	495.5	480.3	463.3	444.8	423.8	(14.5)
Other (6)	6.0	5.7	5.3	5.0	4.7	(21.7)

Total Accesses	46,433.6	46,826.3	47,020.9	47,195.7	47,349.7	2.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.

Note: Iberbanda’s accesses are included from December 2006.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	20,838	20,683	0.7	5,132	5,222	(1.7)
Internal exp capitalized in fixed assets	213	220	(3.3)	61	59	4.2
Operating expenses	(10,818)	(11,505)	(6.0)	(2,738)	(3,366)	(18.7)
Other net operating income (expense)	7	(71)	c.s.	(24)	8	c.s.
Gain (loss) on sale of fixed assets	54	137	(61.0)	(0)	145	c.s.
Impairment of goodwill and other assets	(8)	(17)	(51.7)	(3)	(3)	(13.7)
Operating income before D&A (OIBDA)	10,285	9,448	8.9	2,428	2,064	17.7
OIBDA margin	49.4%	45.7%	3.7 p.p.	47.3%	39.5%	7.8 p.p.
Depreciation and amortization	(2,239)	(2,382)	(6.0)	(550)	(587)	(6.3)
Operating income (OI)	8,046	7,067	13.9	1,878	1,476	27.2

Notes:

- OIBDA and OI before brand fees.

- 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

January — December 2008 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	12,581	12,401	1.4	3,113	3,183	(2.2)
OIBDA	6,050	5,249	15.3	1,421	1,181	20.3
OIBDA margin	48.1%	42.3%	5.8 p.p.	45.6%	37.1%	8.5 p.p.
CapEx	1,498	1,614	(7.2)	455	553	(17.7)
OpCF (OIBDA-CapEx)	4,552	3,635	25.2	966	628	53.7

Notes:

-OIBDA before brand fee.

- 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Traditional Access (1)	2,944	2,772	6.2	681	688	(1.1)
Traditional Voice Services	4,436	4,792	(7.4)	1,078	1,203	(10.4)
Domestic Traffic (2)	2,566	2,921	(12.2)	619	729	(15.0)
Interconnection (3)	960	952	0.8	230	237	(3.0)
Handsets sales and others (4)	910	918	(0.9)	228	237	(3.6)
Internet Broadband Services	3,017	2,775	8.7	754	716	5.2
Narrowband	55	95	(42.8)	7	18	(60.5)
Broadband	2,962	2,679	10.5	747	698	6.9
Retail (5)	2,635	2,361	11.6	663	624	6.3
Wholesale (6)	327	318	2.6	84	74	12.5
Data Services	1,190	1,160	2.6	313	309	1.5
IT Services	443	437	1.2	131	133	(1.8)

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note: 2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

January — December 2008 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	9,684	9,693	(0.1)	2,383	2,407	(1.0)
OIBDA	4,265	4,241	0.5	1,012	902	12.2
OIBDA margin	44.0%	43.8%	0.3 p.p.	42.5%	37.5%	5.0 p.p.
CapEx	710	767	(7.4)	199	257	(22.8)
OpCF (OIBDA-CapEx)	3,555	3,474	2.3	813	645	26.2

Note: OIBDA before brand fee.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Service Revenues	8,457	8,509	(0.6)	2,055	2,111	(2.6)
Customer Revenues	6,943	6,861	1.2	1,713	1,718	(0.3)
Interconnection	1,243	1,372	(9.4)	286	333	(13.9)
Roaming — In	198	220	(9.9)	37	44	(16.1)
Other	73	57	28.5	19	17	15.7
Handset	1,227	1,184	3.6	328	296	10.9
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2007	2008
	Q4	Q1	Q2	Q3	Q4	% Chg y-o-y
MoU (minutes)	156	151	159	163	152	(2.3)
Pre-pay	64	63	69	84	66	2.8
Contract	218	209	216	213	205	(5.7)

ARPU (EUR)	31.8	30.5	30.8	30.9	29.5	(7.1)
Pre-pay	15.0	14.6	14.5	15.4	13.8	(8.3)
Contract	43.2	41.0	41.1	40.6	39.3	(9.0)

Data ARPU	5.0	5.1	5.0	5.3	5.5	8.3
%non-P2P SMS over data revenues	47.7%	52.7%	53.6%	54.8%	55.5%	7.8 p.p.
Note: MoU and ARPU calculated as monthly quarterly average.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January – December
	2008	2007	% Chg
MoU (minutes)	156	161	(2.8)
Pre-pay	70	74	(4.8)
Contract	211	223	(5.4)

ARPU (EUR)	30.4	32.3	(5.9)
Pre-pay	14.5	15.6	(6.6)
Contract	40.5	44.3	(8.5)

Data ARPU	5.2	4.8	9.3
%non-P2P SMS over data revenues	54.2%	47.8%	6.4 p.p.
Note: MoU and ARPU calculated as monthly January-December period average.
January — December 2008 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica Latinoamérica ended 2008 with a solid set of commercial and financial results, underpinned by the strong dynamism of the telecommunications market in the region, which again posted strong growth in the fourth quarter across the region.
In this context, Telefónica Latinoamérica continued to focus on maintaining its commercial effort to capture growth in the mobile business and further transform its wireline business, with Internet, broadband and Pay TV services all increasing their weighting through bundled and segmented offerings.
At the end of 2008 Telefónica Latinoamérica managed 158.3 million accesses in the region, 24 million more than in 2007, a year-on-year increase of 18.0%.
After reporting 5.1 million net adds in the quarter and 18.9 million in the year to date1, Telefónica Latinoamérica had a total of 123.4 million mobile accesses (+22.7% compared with December 2007; +18.1% in organic terms2), with solid growth across all its operations. This increase is due both to the larger number of gross adds reported in the year (+17.8%; +14.2% in organic terms3), and the strong performance of churn, which remained stable compared with 2007.
The largest increases in mobile accesses were reported in: Brazil, where Telefónica strengthened its position as market leader with almost 45 million mobile accesses (11.5 million more than in December 2007, with close to 4 million added following the acquisition of Telemig in April 2008); Mexico, where Telefónica continues to gain market share thanks to 22.3% year-on-year growth in its customer base to 15.3 million; Peru, where customer numbers increased by 31.6% year-on-year to over 10.6 million mobile accesses; and Colombia, where accesses grew by 19.0% to almost 10 million customers. The Company also performed well in markets with high penetration levels, such as Argentina, Chile and Venezuela where it continues to achieve significant year-on-year increases in its customer base (8.8% in Argentina, 9.4% in Chile and 12.2% in Venezuela, respectively).
In parallel with the sharp growth in mobile accesses, Telefónica’s strategy of increasing usage levels led to higher MoU, which increased by a notable 7.8% year-on-year in organic terms3 (stable in the fourth quarter compared with the same period a year earlier4). ARPU fell by 3.5% in 2008 in constant euros in organic terms3 and by 3.1% in the quarter4, an improvement on the 4.7% decline in organic terms5 reported in the previous quarter. ARPU was affected by the reduction in termination rates in several countries and commercial initiatives aimed at boosting usage. Outgoing ARPU grew by 0.9% year-on-year in constant euros in organic terms3 (+0.4% in the fourth quarter4), with close to 23 million more accesses than in December 2007.
In the wireline business, as a result of the transformation process for operations, the contribution of growth businesses (Broadband, Pay TV and Data) rose, boosted by the increase in bundled products and an improved portfolio of services, putting the wireline customer base at almost 34.9 million accesses, up 3.9% year-on-year. By service:
•
In Broadband net adds to December 2008 topped one million accesses (more than 191,000 net adds in the fourth quarter), to reach a customer base over 6 million accesses (+20.5% year-on-year). Of particular note are the expansion of the service in Colombia (+96.7% growth year-on-year), the sustained growth achieved in Argentina (+32.1% year-on-year) and the consolidation of growth in Brazil (+23.6% year-on-year) to over 2.5 million accesses.

[1]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[2]	Including Telemig’s accesses in December 2007.

[3]	Including Telemig in April-December 2007.

[4]	Including Telemig in October-December 2007.

[5]	Including Telemig in July-September 2007.
January — December 2008 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
•	In pay TV, Telefónica Latinoamérica already has over 1.5 million subscribers, with operations in Peru, Chile, Colombia, Brazil and Venezuela, up from 1.2 million in December 2007.
•
Fixed telephony accesses totalled 25.6 million at the end of December 2008, 1.0% more than in December 2007. Particularly noteworthy was the fixed-wireless project in Peru, which underpinned the 5.0% year-on-year growth in wireline telephony accesses in the country. Also, the growth of fixed wireless accesses in Venezuela remained strong (+31.8% year-on-year), with more than 1.3 million accesses at the end of the year.

Underlining the Company’s successful policy of unlocking value in the customer base, the average revenue per fixed telephony access in 2008 advanced 6.4% in constant euros (+5.5% in the first nine months), driven by higher revenues from new businesses and services.
The Company continued to focus on bundled services, with 49% of broadband accesses under a 2P/3P offer (+18 percentage points versus 2007). Including local and control usage bundles, 60% of fixed telephony accesses are part of a bundle (up 7 percentage points from December 2007).
The Company’s strong commercial performance in 2008 is reflected in a strong set of financial results, despite the worse evolution of exchange rates, that drain 3.7 percentage points to revenue growth and 4.0 percentage points to OIBDA growth (vs. -3.0 percentage points to both metrics in the first nine months of 2008).
Revenues amounted to 22,174 million euros in 2008, up 10.4% on 2007 in current euros.
Brazil remains the Company’s main growth driver, accounting for 38.8% of revenues in 2008 in current currency, followed by Venezuela (12.5%), and Argentina (11.4%).
In organic terms6 revenues advanced 12.9% year-on-year, with the pace of growth in the fourth quarter similar to that in the first nine months. By country, Brazil is the largest contributor to organic revenue growth (+3.5 percentage points), followed by Venezuela (+2.8 percentage points), Argentina (+2.4 percentage points) and Mexico (+1.7 percentage points).
Revenue growth, together with ongoing efficiency improvements, underpinned 18.6% growth in operating income before depreciation and amortisation (OIBDA) in current euros to 8,445 million euros (+21.5% in organic terms6). The pace of growth picked up significantly in the fourth quarter (+15.6% organic growth7 to September), mainly due to the personnel reorganization provisions made in 2007 (most of which were made in the fourth quarter). Stripping out these provisions, OIBDA in 2008 advanced 16.3% in organic terms6.
As a result, the Company’s margin advanced significantly, both year-on-year and quarter-on-quarter. The OIBDA margin stood at 38.1% in 2008, up 2.6 percentage points on 2007, and 41.2% in the fourth quarter (37.0% to September). The increase in the OIBDA margin in the fourth quarter (+7.7 percentage points) reflects the efficiency improvements achieved in 2008 and the impact of the personnel reorganization provisions made in the last quarter of 2007.
Brazil was the biggest contributor, accounting for 39.8% of Telefónica Latinoamérica’s OIBDA in current euros. Venezuela and Argentina also made noteworthy respective contributions of 15.7% and 10.9%, while Mexico’s contribution doubled from 2.5% in 2007 to 5.0% in 2008.
In organic terms6, OIBDA advanced 21.5% year-on-year, driven by Venezuela (+5.0 percentage points), Mexico (+3.9 percentage points) and Brazil (+3.2 percentage points).
Telefónica’s CapEx in Latin America amounted to 4,035 million euros in 2008 (up 21.2% on 2007 in organic terms6), driven by the commercial activity in the wireline business, both in broadband and in pay TV, while in the wireless business the expansion of the coverage and capacity of GSM networks and the rollout of UMTS continued (including the acquisition of licences in Brazil).

[6]	Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007.

[7]	Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007.
January — December 2008 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica Latinoamérica generated operating cash flow (OIBDA-CapEx) of 4,410 million euros in 2008, up 16.7% on 2007 in current euros (+21.8% organic growth8).
BRAZIL
The Brazilian telecommunications market recorded one of the highest growth rates in 2008, with a sharp rise in mobile and broadband accesses.
In this market, Telefónica reported 60.7 million accesses at the end of 2008, 24.0% more than in 2007, thanks to sharp increases in customer numbers at Vivo and the success of the policies to transform Telesp based on bundled services. Vivo consolidated its leading market position and had a total of 44.9 million accesses (+34.2% year-on-year). Meanwhile, Telesp captured a large part of broadband growth, increasing its accesses by 23.6% year-on-year to almost 2.6 million, and drove the growth of the pay TV market, where it now has over 472,000 accesses (+104.5%).
With regard to financial results, it is noteworthy that in 2008 Telefónica reached in Brazil higher growth rates than in 2007 in local currency. Also, in the fourth quarter the growing trend in OIBDA and revenue continued.
Telefónica’s revenues in Brazil totalled 8,606 million euros in 2008, an advance of 12.2% year-on-year in local currency, after rising 15.8% in local currency in the fourth quarter compared with the same period a year earlier. This growth was fuelled by the strong performance of Vivo and the sustained growth acceleration in Telesp’s revenues over the year.
Operating income before depreciation and amortisation (OIBDA) reported by Telefónica in Brazil increased by 9.8% year-on-year in local currency to 3,359 million euros (+16.8% in the fourth quarter). This strong performance reflects both efficiency improvements at Vivo and the growth in OIBDA at Telesp, despite the increased weight of new businesses requiring greater resources. Telefónica’s OIBDA margin in Brazil remained virtually unchanged at 39.0% in 2008 (39.9% in 2007).
Telefónica is committed to Brazil as a market with strong potential, which is a benchmark in the take-up of new technologies and which offers huge scope for increased service penetration. Accordingly, CapEx in Brazil totalled 1,614 million euros in 2008 (+48.4% year-on-year in local currency including the acquisition of Vivo’s 3G licences and +27.7% excluding these licences).
Telefónica generated operating cash flow (OIBDA-CapEx) of 1,745 million euros in Brazil in 2008, down 11.5% in local currency on 2007. However, excluding the impact of the acquisition of Vivo’s 3G licences operating cash flow remained at the same level as in 2007 despite the higher investment made.
VIVO
Mobile accesses in the Brazilian market topped 150 million at the end of 2008, around 30 million more than in December 2007. As a result, the penetration rate exceeded 78% (up 15 percentage points from December 2007), further establishing Brazil as one of the fastest growing mobile telephony markets in the world.
Vivo undertook outstanding commercial effort in the fourth quarter, with 5.9 million gross adds, a significant increase in organic terms9 on October-December of 2007. As a result Vivo maintained its market share at around 30% despite the more competitive market conditions, primarily in Sao Paolo.
Against this backdrop Vivo kept churn under control, both in the full year and the fourth quarter. In 2008 churn stood at 2.6% (+0.2 percentage points year-on-year in organic terms10), while it was slightly lower than the full-year average in the last quarter (2.5%, up 0.2 percentage points year-on-year in organic terms9).

[8]	Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007.

[9]	Including Telemig in October-December 2007.

[10]	Including Telemig in April-December 2007.
January — December 2008 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
As a result, Vivo posted net adds of 2.7 million accesses in the fourth quarter of 2008, 9.0% more than in the same period a year earlier in organic terms11. In the full year net adds totalled 7.5 million accesses12 (+54.6% from 2007 in organic terms13).
Vivo had almost 45 million accesses at the end of 2008, 34.2% larger than its customer base in 2007 (+20.2% in organic terms14). Also worth highlighting is the GSM customer base evolution to over 30 million, representing 68% of the total (+34 percentage points year-on-year).
The Company’s effort to foster the contract customers segment should be highlighted. Net adds in this segment almost doubled vs. 2007 (+86.9% year-on-year in organic terms13). As a result contract customers now represent 19.0% of the total. This performance reflects the effectiveness of the Company’s policies to attract and retain high-value customers, with the “Vivo Escolha” plans proving especially successful.
In an environment marked by strong growth and intense competition, Vivo’s MoU was 86 minutes in 2008, up 12.0% from 2007 in organic terms13 and 85 minutes in the fourth quarter, 6.9% higher than in the same period of 2007 in organic terms11. This positive performance was underpinned by the growth in outgoing MoU.
ARPU fell 5.8% year-on year in 2008 in local currency in organic terms13, affected by increased competition and the increase in “SIM only” customers, and by 6.4% in the fourth quarter in organic terms11. However, it improved in quarter-on-quarter terms (-1.4% compared with the third quarter).
Meanwhile, Data revenues accounted for 9.2% of service revenues in 2008, up 46.6% from 2007 (+38.3% in organic terms13). The weighting of non-SMS and connectivity data revenues also increased, thanks largely to the success of card/modem offerings and service plans (Vivo Zap, Vivo Wap, Vivo Play).
Revenues in 2008 totalled 2,932 million euros, up 22.3% year-on-year in local currency (+13.1% in organic terms13), after jumping 26.8% year-on-year in local currency in the fourth quarter (+14.3% organic11). Underlying the strong revenue performance was a 23.2% year-on-year increase in local currency in service revenues (+13.6% organic13), driven by a 24.6% jump in outgoing revenues (+15.6% organic13).
Despite an increase in commercial initiatives, subscriber acquisition costs fell notably. As a result, operating income before depreciation and amortisation (OIBDA) rose 34.5% year-on-year in local currency to 825 million euros (+22.4% organic13), significantly outstripping revenue growth. In the fourth quarter year-on-year OIBDA growth was even higher, despite the increased commercial activity, at 35.9% in local currency (+24.4% organic11). These results reflect the Company’s drive to improve the efficiency of its commercial and management processes, underpinned by the increased weighting of GSM customers and larger scale.
As a result, the 2008 OIBDA margin stood at 28.2%, up 2.6 percentage points from 2007 (+2.1 percentage points in organic terms13). Vivo achieved a fourth-quarter OIBDA margin of 28.7%, 2.0 percentage points higher than in the same period a year earlier, (+2.4 percentage points like-for-like11), despite the increased commercial activity.
CapEx in 2008 amounted to 739 million euros, largely affected by the acquisition of 3G licences and the start-up of operations in the North-East of Brazil. In organic terms13, CapEx increased by 24.8% in 2008 excluding the 3G licences acquisition.
Operating cash flow (OIBDA-CapEx) in 2008 was 87 million euros, which rises to 312 million euros stripping out the cost of the licences, a year-on-year increase of 22.2% in local currency (+18.8% in organic terms13).

[11]	Including Telemig in October-December 2007.

[12]	The Telemig customers incorporated by the Group in April 2008 (close to 4 million) are not included as net adds in the period.

[13]	Including Telemig in April-December 2007.

[14]	Including Telemig in December 2007.
January — December 2008 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELESP
In 2008 Telesp focused on transforming its operations in order to fully leverage the potential of its business by offering customers a wide and competitive range of products based on its service bundling strategy (2P/3P) in a market that remains highly dynamic, bolstering its position as a pioneer in Latin America in the use of new technologies.
The broadband market grew by an estimated 25% year-on-year in 2008, driven largely by Telesp with net adds of more than 488,000 accesses in 2008 (up 5.8% from 2007).
Telesp had 15.8 million accesses at the end of 2008, having doubled its pay TV accesses to 472,200 and captured the growth of the broadband market (+23.6% year-on-year to 2.6 million accesses). Fixed-line accesses registered a slight year-on-year decline of 2.5%.
In 2008 Telesp further developed its broadband services portfolio and now offers speeds ranging from 1Mb to 30Mb. At its pay TV business the Company rolled out an outstanding content offering.
The solid commercial results attained drove substantial year-on-year growth in revenues, which totalled 6,085 million euros. Revenues increased 8.2% in local currency in 2008 vs. 2007 (+7.5% organic15) after posting 10.6% growth in the fourth quarter, maintaining the acceleration in revenue growth since the start of the year. This improvement was underpinned by growth in fixed telephony revenues and, above all, Internet, Pay TV and content revenues.
Fixed-line revenues advanced 2.7% in 2008 in local currency (+2.0% to September), continuing the positive trend since the start of the year. Important factors in this improvement were the growth in traffic linked to the mobile business, and the success of service bundling policies. A total of 57% of Telesp’s lines had bundled services at the end of 2008 (up 9 percentage points year-on-year). Meanwhile, Internet and Pay TV revenues grew 41.1% in local currency in 2008, accounting for 12.9% of the Company’s revenues (14.0% in the fourth quarter), 3.0 percentage points more than in 2007. Data, IT and Capacity Rental revenues also rose sharply (+23.4% year-on-year in local currency in 2008), capturing the increase in new businesses and the growth of the Wholesale Business linked with increased mobile traffic.
Full-year operating expenses rose 7.7% from 2007 in local currency, lower than the increase to September (+8.9%). The fall in the pace of increase of costs is partly due to the personnel reorganization provisions booked in the fourth quarter of 2007; stripping out these provisions, operating expense growth increases to 9.4% year-on-year in local currency in 2008. This is mainly due to the higher interconnection/transport expenses linked to the rise in traffic and the increased weighting of new businesses, which require greater investment. Also noteworthy are the growth in customer service and network maintenance costs due to the increase in broadband and pay TV accesses and the impact of policies implemented by Telesp to maximise customer satisfaction. On the other hand, personnel expenses were lower following the implementation of the personnel reorganization plan provisioned in 2007, and the bad debt ratio decreased to 3.1% over revenues, improving vs. previous quarters and vs. the previous year (3.6% in 2007).
Operating income before depreciation and amortisation (OIBDA) advanced 2.8% year-on-year in local currency to 2,515 million euros on the back of the strong revenue performance and efficiency improvement measures. As a result, the 2008 OIBDA margin stood at 41.3%, 2.1 percentage points lower than in 2007 but higher than the margin to September (40.6%).
CapEx in 2008 totalled 875 million euros (up +20.0% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) amounted to 1,639 million euros (down 4.5% year-on-year in local currency).
ARGENTINA
Argentina’s telecommunications market posted significant growth in 2008 in both the wireless and broadband businesses.

[15]	Including TVA in January-September 2007.
January — December 2008 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In this scenario, Telefónica’s accesses in Argentina rose by nearly 1.3 million from December 2007 (up 6.4% year-on-year), to a total of 20.7 million accesses at the end of 2008. This sharp growth was explained by the performance of the wireless business, which registered year-on-year growth of 8.8%, and by the broadband business, where the number of accesses passed the one-million mark, growing 32.1% in 2008.
In addition, the Company continued its policy of unlocking value in the customer base, with a focus on bundling services at the fixed telephony business (46.8% of lines with bundles; up 11.8 percentage points from December 2007) and on encouraging usage in the wireless business by promoting on-net traffic.
Revenues in 2008 totalled 2,527 million euros, an increase of 21.3% year-on-year in local currency, climbing 20.7% in the fourth quarter of 2008.
The performance of revenues and cost containment measures in a high-inflation environment were reflected in the operating income before depreciation and amortisation (OIBDA), which rose 26.7% year-on-year in 2008 in local currency to 919 million euros, after the pace of growth increased in the fourth quarter (up 65.7% vs. the fourth quarter of 2007), pushed up by the reorganization costs registered in 2007. The 2008 OIBDA margin stood at 35.2%, 1.8 percentage points higher than a year earlier.
CapEx in 2008 totalled 344 million euros (up 29.7% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) amounted to 574 million euros (up 25.0% year-on-year in local currency).
T. MÓVILES ARGENTINA
The Argentine wireless market continued to post strong dynamism in 2008, with the estimated penetration rate exceeding 110% at the end of December 2008, 12 percentage points higher than in December 2007.
In this environment the operator’s customer base totalled 14.8 million accesses, 8.8% more than in the same period a year earlier. The Company reported 1.2 million net adds in 2008, and churn stood at 1.9%. In the fourth quarter of 2008, net adds of 176,926 customers were registered, with a churn rate of 1.8%, in line with the same quarter a year earlier.
The Company continued to strengthen the value of its customer base, with a very positive performance in usage ratios. MoU in 2008 rose 21.1% year-on-year to 76 minutes. In the fourth quarter, MoU stood at 83 minutes (up 23.9% year-on-year), driven by sharp growth in on-net traffic.
The push in usage was similarly reflected in ARPU, which is consolidating its position as the key driver of revenue growth. ARPU in 2008 climbed 10.5% year-on-year in local currency, while in the fourth quarter, ARPU rose a noteworthy 14.3% in local currency. ARPU growth was fuelled by the positive performance of data revenues, which jumped 30.5% year-on-year in local currency and already account for 25.4% of service revenues.
Revenues in 2008 increased 27.3% year-on-year in local currency to 1,585 million euros, with even stronger growth in the fourth quarter (up 26.6% year-on-year). This strong performance was underpinned by outgoing revenues, which rose 32.2% year-on-year in local currency in 2008, driving service revenues up 28.2% in 2008 in local currency.
The Company has furthered improved its efficiency ratios, with growth in operating costs in 2008 (up 21.6% year-on-year in local currency) trailing revenue growth in spite of rising inflation. The increase in interconnection and structure costs was more than offset by significant efficiency improvements, reducing sharply other expenses.
As a result, operating income before depreciation and amortisation (OIBDA) in 2008 rose 33.4% year-on-year in local currency to 514 million euros, while in the fourth quarter it climbed a noteworthy 40.1% year-on-year in local currency. The 2008 OIBDA margin stood at 32.4% (up 1.5 percentage points from 2007), underpinned by the good performance in the fourth quarter, when the margin stood at 39.5% (up 2.9 percentage points from the fourth quarter of 2007).
January — December 2008 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
CapEx in 2008 amounted to 154 million euros (up 35.4% year-on-year), while operating cash flow (OIBDA-CapEx) rose 32.6% year-on-year in local currency to 360 million euros.
TELEFÓNICA DE ARGENTINA
The Argentine fixed line telecommunications market continued to grow rapidly in 2008, fuelled by the increased penetration of broadband services.
Telefónica de Argentina had 5.9 million accesses at the end of 2008, 1.0% more than in 2007. Wireline accesses remained stable while growth in broadband accesses rose sharply to 1.1 million accesses (up 32.1% vs. December 2007), with net adds in 2008 of 262,667 accesses (35,762 net adds in the fourth quarter of 2008).
This good performance was thanks to the Company’s strategy of bundling services, with an increasingly attractive Duo bundle offering and the ongoing commitment to improving speed and service. Of new broadband connections in 2008, 79% were Duo bundles, and Duos increased their weight over total ADSL connections to 58% (up 24 percentage points from December 2007).
Revenues in 2008 increased 13.5% year-on-year in local currency to 1,027 million euros, with significant growth in the fourth quarter (up +12.5% year-on-year in local currency). This performance was driven by sharp growth in Internet and content revenues and a simultaneous stable evolution in the wireline business. Internet and content revenues increased 42.5% in local currency in 2008 from a year earlier (up 57.8% year-on-year in the fourth quarter), accounting for 17.3% of total revenues (up 3.5 percentage points from 2007). Meanwhile, revenues from the traditional telephony business rose 4.1% in 2008, boosted by the good performance in basic telephony revenues (up 6.3% vs. 2007) despite lower public use telephony revenues, which by the end of 2008 accounted for only 5.6% of revenues (2.4 percentage points less than in 2007). Average revenue per fixed line access thus increased 13.6% from 2007 in local currency.
Operating expenses in 2008 rose 10.4% year-on-year in local currency. It must be noted that in 2007 and mainly in the fourth quarter, the Company recorded provisions related to personnel reorganization. Excluding the impact of those provisions, expenses in 2008 would have increased by 29.3% from a year earlier. This evolution was due primarily to rising prices, and by the higher weight of the new businesses, reflected mainly in an increase in subcontract and personnel expenses.
Bad debt provisions totalled about 1.1% of revenues in 2008, 0.2 percentage points higher than in 2007.
As a result, Telefónica de Argentina’s operating income before depreciation and amortisation (OIBDA) showed a sound performance in 2008, rising 19.0% year-on-year in local currency to 405 million euros. The OIBDA margin improved by 2.3 percentage points in 2008 year-on-year to 34.4%.
CapEx totalled 191 million euros (an increase of 25.4% in local currency).
Operating cash flow (OIBDA-CapEx) in 2008 stood at 214 million euros in 2008 (up 13.8% year-on-year in local currency).
CHILE
In one of the Latin American markets with the highest mobile and broadband penetration rates, the Company focused on improving usage ratios, on attracting higher value mobile customers and on further transforming its fixed-line activities.
In this context, Telefónica managed over 10 million accesses at the end of 2008, up 6.8% from December 2007 and consolidating its position as market leader in terms of fixed-line accesses, broadband and wireless customers.
Telefónica’s revenues in Chile totalled 1,936 million euros in 2008, an advance of 13.3% year-on-year in local currency, after rising 10.2% in the fourth quarter in local currency compared with the same period a year earlier. The sharp rise in revenues was mainly due to higher mobile revenues, with positive growth also reported at the wireline business.
January — December 2008 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) increased by 9.7% year-on-year in local currency to 740 million euros, with the pace of growth accelerating in the fourth quarter (+13.2% year-on-year) mainly as a result of the growth in the wireless business OIBDA. The 2008 OIBDA margin stood at 38.2%, down 1.3% from 2007 due to lower wireline margins stemming from the change in the revenue mix.
CapEx in 2008 amounted to 423 million euros (+7.5% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) stood at 316 million euros, up 12.6% from 2007 in local currency.
T. MÓVILES CHILE
At the end of 2008 the estimated penetration rate of the Chilean mobile market stood at 97%, up 7 percentage points from December 2007.
Against this backdrop, Movistar Chile consolidated its leading market position, reaching a customer base of almost 6.9 million accesses, with net adds of more than 592,000 accesses in 2008 (more than 172,000 in the fourth quarter). As a result, the customer base grew by 9.4% year-on-year, with the weighting of the contract segment increasing to 27.9% of the total (+3.4 percentage points vs. 2007). This means the contract segment grew 24.6% in 2008, with net adds of 378,500 (72,700 in the fourth quarter), almost 64% of total net adds in the year.
The Company’s policy of unlocking value in the customer base, which is reflected in the improved mix, has a positive impact both on churn and usage ratios.
Churn remained at around 1.8% in the full year and the fourth quarter, slightly lower than in the fourth quarter of 2007 and 0.1 percentage points lower than in January-December 2007.
With regard to usage ratios, MoU in 2008 was 123 minutes, up 16.3% year-on-year (+7.5% year-on-year in the fourth quarter). This growth is reflected in 2008 ARPU, which rose 8.3% year-on-year in local currency (+3.7% year-on-year in the fourth quarter).
The Company’s strong operating performance drove a 20.0% year-on-year revenue increase in local currency to 1,051 million euros in 2008 (+13.3% in the fourth quarter). The improvement in usage ratios is reflected in service revenues, which advanced 20.3% year-on-year in local currency (+14.9% in the fourth quarter), underpinned by outgoing revenue growth (+18.2% year-on-year in local currency in 2008 and +6.8% in the fourth quarter). Meanwhile, data revenues grew 37.8% year-on-year in local currency in 2008 and now account for 8.9% of service revenues.
Operating income before depreciation and amortisation (OIBDA) jumped 22.4% year-on-year in local currency to 402 million euros (+19.0% in local currency in the fourth quarter). This growth in OIBDA allowed to reach a margin of 38.2%, 0.7 percentage points higher year-on-year, despite the highly competitive environment in which the Company operates.
CapEx in 2008 totalled 228 million euros, up 10.1% in local currency from 2007, while operating cash flow (OIBDA-CapEx) amounted to 173 million euros, up 43.5% in local currency from 2007, thanks to the increase in OIBDA.
TELEFÓNICA CHILE
Telefónica Chile managed a total of 3.1 million accesses at the end of 2008, 1.4% more than in December 2007, underpinned by growth in broadband and pay TV customers, which offset the fall in fixed-line accesses (-2.4% year-on-year).
The Company achieved 16,391 net adds in the broadband market in the fourth quarter, bringing the full-year total to 70,565. Telefónica Chile managed 716,562 broadband accesses in December 2008, up 10.9% from 2007. Regarding Pay TV, accesses totalled 262,957, an increase of 19.6%.
This strong performance was largely due to the Company’s service bundling strategy, which is creating a quality offering for the customer. A total of 95% of broadband accesses have a bundled product (2P/3P). This strategy, together with the drive to improve broadband service speeds, further consolidated Telefónica’s leadership of the Chilean market. It is worth noting that Telefónica tripled the speed of its offering in the first quarter of the year and in the fourth quarter doubled the speed again. As a result, at the end of 2008 customers enjoyed, on average, a speed six times greater than a year earlier. The Company also launched a prepay broadband offering which has attracted 14,000 customers since its launch.
January — December 2008 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
At the same time, the commitment to bundling services (63% of fixed lines in December 2008 compared with 52% in December 2007) had pushed the average revenue per fixed telephony access (+5.7% in local currency vs. 2007).
As a result, 2008 revenues climbed 6.1% year-on-year in local currency to 974 million euros (+5.5% in the fourth quarter). Particularly noteworthy was the growth in Internet and Pay TV revenues, which accounted for 21.9% of the revenues of Telefónica Chile after advancing 25.9% year-on-year in local currency. Fixed-line revenues remained virtually unchanged in 2008 (-0.5% year-on-year in local currency) due to the strong performance of traffic revenues. Also, growth in Data, IT and Capacity Rental revenues accelerated to 25.1% in local currency in the year (+21.1% in the first nine months of 2008).
Operating expenses rose 13.7% year-on-year in local currency, decelerating slightly compared with the first nine months (+14.1%), mainly due to the behaviour of exchange rates and the better CPI evolution. Bad debt provisions stood at 4.9% of revenues in 2008 and at 4.6% in the fourth quarter.
Operating income before depreciation and amortisation (OIBDA) for 2008, 339 million euros, fell 2.1% year-on-year in local currency, with growth of 8.3% in local currency reported in the fourth quarter, a significant improvement on previous quarters thanks to earnings from asset disposals. The 2008 OIBDA margin stood at 34.8%, 2.9 percentage points less than in 2007, due to the increased weighting of new businesses, with a lower margin. However, it represents an improvement compared to the margin of 33.9% recorded in the first nine months of 2008.
CapEx in 2008 totalled 195 million euros, an increase of 4.7% in local currency from 2007, while operating cash flow (OIBDA-CapEx) stood at 144 million euros, down 10.1% in local currency on 2007.
PERÚ
At the end of 2008 Telefónica managed a total of 15.0 million accesses in Peru, up 23.1% year-on-year. This robust growth was underpinned by the sharp rise in wireless customers, which increased by 2.5 million in 2008 to 10.6 million at the end of the year (+31.6% from 2007).
Also noteworthy were the 5.0% year-on-year rise in wireline accesses, the growth in broadband to almost 700,000 accesses (+22.1% year-on-year) and the increase in Pay TV accesses to 654,537 at the end of 2008.
The strong growth in commercial activity throughout the year translated into a 7.6% year-on-year rise in revenues to 1,627 million euros in local currency, driven by higher wireless, broadband and TV revenues. Additionally, it is worth to note the acceleration of revenue growth in the fourth quarter, after having increased by 11.8% year-on-year in local currency.
Operating income before depreciation and amortisation (OIBDA) in 2008 grew 29.0% year-on-year in local currency to 621 million euros, driven by the jump in the fourth quarter (+213.1% year-on-year in local currency). The 2008 OIBDA margin stood at 38.2%, up 6.3 percentage points from 2007.
CapEx through to December amounted to 289 million euros (+2.8% year-on-year in local currency), leaving operating cash flow (OIBDA-CapEx) of 332 million euros, a significant year-on-year jump of 65.5% in local currency.
T. MÓVILES PERÚ
The estimated penetration rate in the Peruvian wireless market continued to advance at an impressive pace in 2008 (+13 percentage points from 2007), reaching 61% in December, with a growth of more than 3 percentage points in the fourth quarter.
January — December 2008 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica’s total wireless accesses in Peru grew 31.6% year-on-year in 2008 to more than 10.6 million, underpinned by the sharp increase in prepay customers (+32.3% year-on-year) and steady growth in the contract customer base. As a result, partly underpinned by the migrations from the prepay segment, contract customers now top one million, up 25.1% from 2007.
Gross adds amounted to more than 6.0 million in 2008 (+15.1% year-on-year), with almost 1.5 million reported in the fourth quarter. Churn in 2008 was 3.1% (0.2 percentage points more than a year earlier) and 2.9% in the fourth quarter (improving 0.3 percentage points year-on-year). With 602,592 new customers added in the fourth quarter, net adds in 2008 topped the 2.5 million mark, with a sharp rise in contract customers (+68.1% year-on-year). GSM customers accounted for 89.6% of the total at year-end 2008 (+12.2 percentage points versus December 2007).
MoU in 2008 remained stable at 90 minutes, and stood at 89 minutes in the fourth quarter (-5.9% year-on-year), due to a decline in prepay MoU following the launch of a single tariff in April and the reduction in the promotional minutes offered to new customers compared with 2007. Negatively affected by the reduction in mobile termination rates (-19% in nominal terms since 1 January 2008), the increase in traffic promotions versus 2007 and the sharp growth in the customer base, in 2008 ARPU fell by 16.6% year-on-year in local currency, though the decline decelerated in the fourth quarter (-9.1% year-on-year in local currency).
Revenues in 2008 advanced 28.4% year-on-year in local currency to 773 million euros (+25.5% in the fourth quarter), driven by the robust growth in wireless service revenues (+20.1% year-on-year in local currency). Outgoing wireless revenues jumped 25.5% to December in local currency showing a solid advance in 2008. Incoming revenues grew 8.9% year-on-year in 2008, despite the reduction in mobile termination rates from January, after growing 39.6% in the fourth quarter thanks to higher traffic volumes.
Also noteworthy was the increase in data revenues (+66.3% year-on-year in local currency), which now account for 13.3% of wireless service revenues (+3.6 percentage points versus December 2007).
The sharp growth in revenues together with the drive to contain costs, with commercial expenses cut despite strong activity in the period, resulted in full year Operating income before depreciation and amortisation (OIBDA) of 266 million euros, up 64.6% year-on-year in local currency (+58.9% in the fourth quarter).This left the OIBDA margin for the quarter at 39.1% (7.9 percentage points higher year-on-year), with the margin for the year increasing by 7.6 percentage points from 2007 to 34.4%.
CapEx in 2008 amounted to 144 million euros (down 6.8% in local currency from December 2007), allowing operating cash flow (OIBDA-CapEx) to reach 122 million euros (compared with 7 million euros in December 2007).
TELEFONICA DEL PERÚ16
Telefónica del Perú managed 4.4 million accesses at the end of December 2008, up 6.4% year-on-year, with a notable 5.0% year-on-year increase in wireline telephony accesses, mainly driven by the growth in fixed-wireless accesses to 485,529 and in broadband accesses (+22.1% year-on-year).
The sharp growth of the broadband business in the year is reflected in cumulative net adds, which totalled 126,330 accesses (+21.9% versus 2007) leading the broadband customer base to almost 700,000 accesses.
Along with the expansion of broadband, the Company has been implementing a bundling service and segmented offering policy which is key to the transformation of its business. As a result there was a sharp increase in Dúo and Trío customers over the year, which accounted for 44.3% of the broadband customer base at the end of 2008 (compared with 0.6% in December 2007 and 30.6% in September 2008). The growth pace of Dúo and Trío net adds accelerated in the fourth quarter, partly due to the improved basic TV offering and the start of the digitalisation process for premium customers in Lima. These will see the number of channels increase from 87 at present to 107.

[16]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

January — December 2008 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In this context, and having grown in the quarter 2.1% year-on-year in local currency thanks to improved public telephony and data revenues, revenues in 2008 stood at 977 million euros (down 5.1% year-on-year in local currency). This decrease is mainly due to the decline in traditional telephony revenues, primarily affected by the boom in wireless penetration in the country and the decline in outgoing wireline traffic.
However, the success of new businesses partly offset this trend, being notable the year-on-year growth in broadband revenues (up 21.0% in local currency). Revenues from Internet, TV and content rose by 14.2% year-on-year in local currency, accounting for 30.5% of total revenues at the end of December (up 5.2 percentage points versus 2007).
Operating expenses declined 12.2% year-on-year in local currency, having fallen 34.4% year-on-year in the fourth quarter, partly due to provision related to the personnel reorganization made in the fourth quarter of 2007. Excluding this impact of this provision, operating expenses would have advanced 3.3% in local currency in 2008. This reflects the increase in commercial and supplies costs as a result of the sharp increase in commercial activity. Bad debt provisions represented 3.2% of revenues at the end of December.
As a result, operating income before depreciation and amortisation (OIBDA) rose 10.6% in local currency in 2008 to 354 million euros, leaving an OIBDA margin of 36.2% (up 5.2 percentage points from January- December 2007).The fourth quarter OIBDA margin was 37.1%.
CapEx in 2008 amounted to 144 million euros (up 14.7% year-on-year in local currency) while operating cash flow (OIBDA-CapEx) totalled 209 million euros (up 7.9% year-on-year in local currency).
COLOMBIA
Telefónica managed a total of 12.8 million accesses in Colombia at the end of 2008, up 16.7% from 2007. This increase was underpinned by 19.0% year-on-year growth in wireless accesses to top 9.9 million, and the broadband accesses expansion to 393,871, more than doubling those at the end of 2007.
Revenues in 2008 totalled 1,490 million euros, a year-on-year decline of 3.9% in local currency. This performance is explained by both lower wireless and wireline revenues, affected by the sharp reduction in interconnection rates in December 2007. In the fourth quarter revenues fell 13.8% year-on-year in local currency mainly due to the performance of the wireline business.
Operating income before depreciation and amortisation (OIBDA) in 2008 rose 3.6% year-on-year in local currency to 515 million euros. This reflects the successful efficiency improvement measures implemented by the Company and the reduction in interconnection expenses. However, OIBDA dropped 13.2% year-on-year in local currency in the fourth quarter mainly due to the decline at the wireless business. As a result, despite the lower revenues, the OIBDA margin stood at 34.6% at the end of 2008, an improvement of 2.5 percentage points from 2007.
CapEx in 2008 totalled 420 million euros (+17.9% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) declined 32.5% year-on-year in local currency terms to 95 million euros.
T. MÓVILES COLOMBIA
The pace of growth of the Colombian wireless market remained strong in 2008, with an estimated penetration rate at 91%, around 16 percentage points higher than in December 2007.
The Company managed almost 10 million accesses at the end of 2008, 19.0% more than in 2007, with a 25.9% year-on-year rise in the prepay segment. GSM customers now account for 91.6% of the total (+10.1 percentage points year-on-year).
There were 1.3 million gross adds in the fourth quarter, bringing total gross adds in the full year to 5.5 million, up 36.0% from 2007, mainly due to the Company’s drive to expand the reach of its distribution network in 2008.
January — December 2008 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Churn stood at 3.5% at the end of 2008, down 0.2 percentage points from 2007, whilst the churn rate in the fourth quarter stood at 3.7% (1.2 percentage points higher than in the fourth quarter of 2007). Accordingly, net adds in the quarter were 261,145 accesses, bringing net adds in the full year to 1.6 million, 2.6 times more than in 2007.
With regard to usage, MoU performance remained positive in 2008 to reach 124 minutes, up 11.8% versus 2007, though it fell by 3.4% year-on-year in the fourth quarter due to the greater weighting of the prepay segment in the customer base (+4.6 percentage points from December 2007).
The decline in ARPU in 2008 (down 21.6% in local currency) was mainly due to the sharp reduction (around 50%) in termination rates in December 2007. ARPU was also affected by the increased weighting of the prepay segment.
The Company is implementing measures to enhance the quality of its customer base and to bolster its competitive positioning. These include promotions that reward customer loyalty and new plans offering a single tariff to any destination with lower basic charges, easing the customer access to these plans.
Revenues in 2008 amounted to 815 million euros, down 5.1% year-on-year in local currency, while service revenues declined 5.5%, also in local currency. This performance was shaped by the aforementioned reduction in termination rates, which resulted in a 42.8% year-on-year drop in 2008 in incoming revenues in local currency that was not offset by higher outgoing revenues (+10.3% year-on-year in local currency). Revenues declined by 12.6% year-on-year in local currency in the fourth quarter, mainly due to the 36.3% fall in incoming revenues and the small rise in outgoing revenues (+0.3% year-on-year in local currency).
Also worth highlighting is the increase in data revenues (+32.6% year-on-year in local currency), which accounted for 5.8% of service revenues in 2008 (+1.7 percentage points January-December 2007).
Despite the drop in revenues, operating income before depreciation and amortisation (OIBDA) registered solid 13.4% year-on-year growth in local currency to 208 million euros thanks to lower supplies costs, cost contention measures and, to a far lesser extent, the provision related to personnel reorganization made in the fourth quarter of 2007 (stripping out this provision growth would be 11.8%). As a result, the OIBDA margin in 2008 stood at 25.6%, 4.2 percentage points higher than in 2007.
CapEx in 2008 stood at 230 million euros (+29.3% year-on-year in local currency) and operating cash flow (OIBDA-Capex) amounted to -22 million euros (versus 6 million euros in 2007).
TELEFÓNICA TELECOM
Telefónica Telecom managed over 2.8 million accesses in December 2008, up 9.2% from 2007, driven by the increase in broadband (+96.7% year-on-year) and Pay TV (+95.1% year-on-year) accesses.
Thanks to its bundling strategy the Company was able to capture growth in the broadband segment and stimulate the Colombian Pay TV market. Having added 38,803 new broadband customers in the fourth quarter, net adds in 2008 totalled 193,600, a significant increase of 46.4%. As a result total broadband accesses amounted to 393,871, with almost 83% of these customers benefiting from a bundled package. Net adds in Pay TV totalled 69,388 in 2008, with 4,810 registered in the fourth quarter. As a result the customer base tripled from December 2007 to 142,318 accesses.
Revenues in 2008 decreased 2.9% year-on-year in local currency to 710 million euros despite the positive evolution recorded by the Internet, TV and content revenues that grew 74.7% in local currency in 2008 and now account for 15.8% of total revenues (+7.0 percentage points from 2007). Lower traditional telephony revenues (-11.4% year-on-year in local currency) were largely affected by the fixed-wireless substitution effect and the reduction in call termination charges on fixed networks (-38% average), prompting a sharp fall in interconnection revenues (-19.2% in local currency). Revenues decreased 13.9% year-on-year in local currency in the fourth quarter, largely due to the recording of turnkey IT projects in the fourth quarter of 2007. Stripping out this impact, the revenue trend in the fourth quarter would be similar to that for the rest of the year.
January — December 2008 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Also, the growing weighting of bundled products over fixed access base pushed up the average revenue per fixed telephony access in 2008 by 4.0% year-on-year in local currency.
Operating expenses remained virtually unchanged in 2008 (-0.3% in local currency versus 2007) thanks to the successful efficiency policies implemented by the Company over the year. Operating expenses fell 19.4% year-on-year in local currency in the fourth quarter, affected by higher sales of equipment and the provision related to the personnel reorganization made in the same period of the previous year. Thus, stripping out this provision, the operating expenses growth in 2008 would be 0.5 % in local currency.
The bad debt provision represented 1.6% of revenues at the end of December, down 1.3 percentage points from 2007.
As a result, operating income before depreciation and amortisation (OIBDA) totalled 307 million euros in 2008, down 2.1% year-on-year in local currency (-6.4% in the fourth quarter). The 2008 OIBDA margin stood at 43.2%, 0.3 percentage points higher than the 2007 figure.
CapEx in 2008 totalled 190 million euros (+6.5% year-on-year in local currency), while operating cash flow (OIBDA-CapEx) dropped 13.4% year-on-year in local currency to reach 117 million euros.
MÉXICO
The wireless market in Mexico grew at a fast pace in 2008, with an estimated penetration of 72% at the end of the year (up 8 percentage points from December 2007).
Telefónica’s business in México in the fourth quarter of 2008 was boosted by the Christmas Campaign, in which the Company launched innovative products geared towards bolstering its competitive commercial offer while focusing on growth and profitability. In addition, the development of its distribution network and ongoing improvements to the quality of its mobile network enabled the Company to maintain robust growth in commercial activity.
Telefónica Móviles Mexico’s wireless customer base stood at 15.3 million lines at the end of December 2008, an increase of 22.3% from a year earlier. The Company had 15.5 million total customers in Mexico in 2008 (up 23.3% year-on-year) and an estimated market share of 19.5% (up 1.2 percentage points year-on-year), making Mexico Telefónica’s second most important market in Latin America by number of wireless customers.
A highlight of commercial initiatives that allowed the Company to improve its competitive position was the introduction during the Christmas Campaign of a new prepay commercial offering known as “Movistar 1-2-3,” which complemented the “per call” rate. This scheme established a new, per-minute progressive rate based on three levels depending upon the customer’s usage. The Movistar 1-2-3 launch allowed the Company to record more than 1.8 million gross adds in the fourth quarter of 2008, and 6.8 million in full-year 2008 (vs. 7.3 million in 2007).
A notable improvement in activities geared toward increasing customer loyalty along with marketing initiatives to encourage top-ups meant that churn continued to perform favourably, with fourth-quarter churn at 2.7% and 2008 churn at 2.4% (down 0.3 percentage points from 2007).
As a result of the high number of gross adds and the improvement in churn, net adds in the fourth quarter totalled 668,585, bringing 2008 net adds to nearly 2.8 million customers.
MoU in 2008 reached 136 minutes (down 6.3% vs. 2007), while ARPU stood at 8.2 euros (down 4.3% in local currency). MoU in the fourth quarter of 2008 was 127 minutes, down 22.1% from the same period a year earlier and at a similar level of third quarter 2008, due to changes in the existing commercial offer and the launch of new pricing schemes aimed at building an innovative range of services with an improvement in their profitability. Meanwhile, ARPU in the fourth quarter dropped 6.7% year-on-year in local currency as a result of both a reduction in termination rates implemented in early 2008 and the lower usage.
Revenues in 2008 climbed 23.8% year-on-year in local currency to 1,631 million euros, driven by a positive performance in service revenues, which jumped 32.1% in 2008 and 24.5% in the fourth quarter (in line with the pace of third-quarter growth). A highlight was the significant growth the Company registered in outgoing revenues (up 38.2% year-on-year in local currency), underpinned by a sustained increase in traffic, especially outgoing traffic (up 29.2% in 2008), which outpaced the growth of the customer base.
January — December 2008 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Incoming revenues advanced 8.2% year-on-year in the fourth quarter of 2008 and by 12.1% in 2008, despite the 9.7% reduction in termination rates in January 2008. Revenues rose 10.9% in the fourth quarter, reflecting the impact of slower revenue growth from handset sales.
Operating income before depreciation and amortisation (OIBDA) in 2008 amounted to 420 million euros, 2.5 times higher in local currency than the 179 million euros earned in 2007. The OIBDA margin for 2008 stood at 25.7%, a year-on-year increase of 13.2 percentage points, reflecting significant efficiency improvements from economies of scale and cost containment efforts.
OIBDA in the fourth quarter of 2008 more than doubled from the same period a year earlier in local currency, with margins improving by 16.5 percentage points year-on-year to 32.2%.
CapEx in 2008 amounted to 317 million euros (up 49.7% year-on-year in local currency).
Finally, the Company posted positive operating cash flow (OIBDA-CapEx) of 103 million euros, a significant improvement on 2007’s operating cash flow of -51 million euros, in spite of sharp growth in the customer base and stepped-up investment in 2008.
VENEZUELA
The Venezuelan wireless market had an estimated penetration rate of 100% in 2008, an increase of 14 percentage points from 2007, making it one of the markets with the highest penetration rates in the region.
In this environment, Telefónica’s business in the fourth quarter continued the trend for growth and profitability seen in the first nine months of the year.
In the fourth quarter the Company focused on developing its service portfolio, highlights of which include the launch of pay TV service at a nationwide level via DTH satellite technology in October and the launch of 3G mobile broadband service in December, starting in the Gran Caracas area.
The Company continued its strategy of offering a broader range of handsets than its competitors, being the exclusive retailer of a number of handsets during the Christmas Campaign, and boosting fixed-wireless sales. Wireless gross adds in the fourth quarter exceeded 1.2 million, bringing 2008 wireless gross adds to nearly 4.3 million.
Churn in 2008 stood at 2.7%, in line with 2007, despite increasing 0.3 percentage points in the fourth quarter. Worth noting is the Company’s ability to contain churn in a year marked by competitors’ intensive marketing campaigns and by customer migration to GSM technology.
Telefónica Móviles Venezuela’s customer base in 2008 stood at 11.9 million total accesses (up 14.1% vs. December 2007), fuelled by the wireless customer base (up 12.2%) to 10.6 million and a sharp growth in fixed wireless (up 31.8%) with 1.5 million total net adds recorded in 2008. Net adds in the fourth quarter totalled 343,334 accesses, of which 303,816 were new wireless customers.
Of total wireless gross adds in 2008, approximately 66% were based on GSM technology, and GSM users accounted for 55% of total wireless lines, an increase of 20 percentage points from a year earlier.
MoU in 2008 dropped 2.2% from 2007 to 129 minutes (down 4.2% in the fourth quarter), affected by a sharp increase in the customer base. ARPU in 2008 rose 11.0% year-on-year in local currency, following robust growth in the fourth quarter (up 15.9% in local currency) which stemmed from the growing contribution of data services. These accounted for 22.1% of service revenues (up 3.2 percentage points year-on-year) and allowed outgoing ARPU to grow 13.9% year-on-year in local currency.
Revenues in 2008 totalled 2.769 million euros (up 23.9% vs. 2007 in local currency), underpinned by strong year-on-year growth in service revenues (up 22.6% in local currency), which accelerated in the fourth quarter (up 27.9%) and continued to outpace growth in the customer base. Worthy of note was the good performance reported by outgoing revenues, which increased 31.0% in 2008 in local currency.
January — December 2008 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) in 2008 totalled 1,328 million euros, up 34.0% year-on-year in local currency, thanks to higher revenues and commercial savings deriving from lower handset subsidies. This left the 2008 margin at 48.0%, an improvement of 3.6 percentage points vs. 2007, and the fourth-quarter margin at 51.5% (up 6.4 percentage points year-on-year).
CapEx in 2008 amounted to 287 million euros (down 17.0% in local currency vs. 2007), as the Company continued to roll out its GSM and 3G networks and launched satellite pay TV service. Operating cash flow (OIBDA-CapEx) totalled 1,042 million euros (up 61.4% in local currency from 2007).
CENTRAL AMERICA
The penetration rate of the Central American wireless telephony market increased 11 percentage points year-on-year in 2008 to 80%.
Overall, the number of wireless accesses managed by Telefónica in the markets in which it operates (Guatemala, El Salvador, Panama and Nicaragua) grew 13.8% year-on-year to 5.7 million. In a highly competitive environment, where it is noteworthy the entrance of two new competitors in Panamá, Telefónica achieved net adds of 692,168 accesses in Central America in 2008.
Revenues in 2008 totalled 568 million euros, a year-on-year increase of 4.2% in constant euros (+4.5% in constant euros when compared to the fourth quarter of 2007). Wireless service revenues climbed 5.2% in constant euros from 2007.
Operating income before depreciation and amortisation (OIBDA) amounted to 217 million euros in 2008 (down 1.5% in constant euros), affected by the sale of spectrum in El Salvador in 2007 (16.4 million euros). Excluding this impact, OIBDA would have grown 5.9% in constant euros in 2008 and the OIBDA margin would have increased by 0.7 percentage points vs. 2007. OIBDA grew 4.6% in the fourth quarter in constant euros and the OIBDA margin stood at 43.5%.
CapEx in 2008 amounted to 116 million euros (-6.0% versus 2007 in constant currency) and operating cash flow (OIBDA-CapEx) was 101 million euros (+4.4% year-on-year compared to 2007 in constant currency).
ECUADOR
The Ecuadorian wireless market recorded strong growth in 2008, with penetration reaching an estimated 81% by the end of the year, 11 percentage points higher than December 2007.
In this context, Telefónica Móviles Ecuador reported 541,422 wireless net adds in 2008, close to six times the 2007 figure, to reach 3.1 million accesses in December 2008 (+21.0% year-on-year). In the fourth quarter net adds stood at 165,123. Particularly noteworthy is the advance of GSM services, with 83% of customers now using this technology (+13 percentage points versus 2007) following the closure of the TDMA network.
At the same time MoU rose sharply, driven by commercial campaigns aimed at encouraging top-ups and consumption. As a result, MoU rose by 76.1% in the year to 84 minutes, with growth remaining strong in the fourth quarter (99 minutes, +70.9% year-on-year).
This increase in consumption is reflected in ARPU, which advanced 8.9% year-on-year in local currency after recording a solid increase of 14.0% in the fourth quarter of 2008.
Revenues in 2008 amounted to 318 million euros, up 16.8% in local currency from 2007. Particularly noteworthy is the increase in service revenues (+20.8% in local currency versus 2007), driven by the growth in outgoing revenues (+28.0% from 2007). In the fourth quarter of 2008, revenues grew 7.4% compared with the same period of 2007.
January — December 2008 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Operating income before depreciation and amortisation (OIBDA) totalled 92 million euros, up 35.0% year-on-year in local currency, thanks to economies of scale and improved efficiency. As a result, the OIBDA margin stood at 29.0%, up 3.9 percentage points from 2007. In the fourth quarter of 2008, OIBDA grew 38.4% in local currency and OIBDA margin reached 33.7% (+6.9 percentage points).
CapEx in 2008 amounted to 124 million euros, including investment associated with the renewal of the concession for its wireless telephony and international long-distance licences for the next 15 years until 2023. Excluding this investment (61 million euros), CapEx in local currency would have grown by 13.4% due to the strong growth in traffic and network coverage improvements.
Operating cash flow (OIBDA-CapEx) was affected by the renewal of the licence and, excluding this impact, it would have increased by 128.9% in local currency to 29 million euros.
TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES
Revenues at TIWS in 2008 totalled 324 million euros, up 21.3% year-on-year in constant euros.
TIWS enjoyed significant growth across all its business lines. In 2008, revenues from International Capacity climbed 45.5% in constant euros, while revenues from Corporate Services (Virtual Private Networks) rose 23.6%. Revenues from Satellite Services were up 11.5%. IP Interconnection Services accounted for 46% of total revenues, up 12.5% year-on-year in constant euros.
Revenue growth was reflected in improved operating income before depreciation and amortisation (OIBDA), which rose 19.4% year-on-year in constant euros, stepping up the pace registered in the first nine months (+13.3% year-on-year in constant euros). OIBDA totalled 102 million euros in the full year with a margin of 31.3%, virtually unchanged from December 2007 (-0.6 percentage points).
January — December 2008 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
Final Clients Accesses	134,041.8	137,612.4	147,845.8	153,060.9	158,200.1	18.0
Fixed telephony accesses (1)	25,381.0	25,595.4	25,757.6	25,758.2	25,644.5	1.0
Internet and data accesses	6,954.8	7,099.9	7,275.1	7,572.4	7,629.8	9.7
Narrowband (2)	1,815.6	1,752.9	1,635.3	1,587.9	1,445.8	(20.4)
Broadband (3) (4)	5,035.9	5,237.2	5,525.8	5,875.7	6,067.0	20.5
Other (5)	103.4	109.8	114.0	108.8	117.0	13.1
Mobile accesses (6)	100,542.2	103,676.7	113,459.6	118,269.8	123,385.2	22.7
Contract	83,162.9	85,634.0	93,527.9	97,713.7	102,329.7	23.0
Pre-Pay	17,379.3	18,042.7	19,931.7	20,556.1	21,055.5	21.2
Pay TV	1,163.8	1,240.4	1,353.6	1,460.5	1,540.5	32.4

Wholesale Accesses	62.6	56.0	57.6	69.6	59.0	(5.7)

Total Accesses	134,104.4	137,668.4	147,903.4	153,130.5	158,259.0	18.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala and Terra México.

(4)	Includes ADSL, optical fiber, cable modem, broadband circuits and Telefónica de Argentina ISP in the North part of the country.

(5)	Retail circuits other than broadband.

(6)	Includes accesses of Telemig from April 2008.

Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	22,174	20,078	10.4	5,863	5,402	8.5
Internal exp capitalized in fixed assets	108	105	3.4	27	36	(25.7)
Operating expenses	(14,098)	(13,422)	5.0	(3,629)	(3,783)	(4.1)
Other net operating income (expense)	180	363	(50.5)	81	163	(50.3)
Gain (loss) on sale of fixed assets	81	(3)	c.s.	74	(6)	c.s.
Impairment of goodwill and other assets	(0)	0	c.s.	(0)	0	c.s.
Operating income before D&A (OIBDA)	8,445	7,121	18.6	2,416	1,812	33.4
OIBDA Margin	38.1%	35.5%	2.6 p.p.	41.2%	33.5%	7.7 p.p.
Depreciation and amortization	(3,645)	(3,559)	2.4	(928)	(1,010)	(8.1)
Operating income (OI)	4,800	3,562	34.8	1,488	802	85.6

Note:

- OIBDA and OI before management and brand fees.

- Starting April 2008, Vivo consolidates Telemig.
January — December 2008 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
BRAZIL
Final Clients Accesses	48,963.1	49,906.5	56,098.3	58,165.3	60,704.9	24.0
Fixed telephony accesses (1)	11,960.0	11,931.9	11,893.5	11,860.7	11,661.9	(2.5)
Internet and data accesses	3,288.6	3,369.3	3,423.1	3,601.9	3,625.8	10.3
Narrowband	1,155.9	1,133.6	1,055.2	1,079.2	996.4	(13.8)
Broadband (2)	2,069.6	2,167.7	2,297.1	2,458.3	2,557.8	23.6
Other (3)	63.1	68.0	70.8	64.4	71.6	13.5
Mobile accesses (4)	33,483.5	34,323.0	40,434.8	42,276.6	44,945.0	34.2
Pre-Pay	27,236.4	27,849.8	32,689.9	34,161.5	36,384.0	33.6
Contract	6,247.1	6,473.2	7,745.0	8,115.1	8,561.0	37.0
Pay TV	230.9	282.3	346.9	426.1	472.2	104.5

Wholesale Accesses	37.4	34.1	35.0	47.1	34.1	(8.7)

Total Accesses	49,000.5	49,940.5	56,133.3	58,212.4	60,739.1	24.0

ARGENTINA
Final Clients Accesses	19,462.1	19,587.3	19,999.2	20,533.4	20,717.0	6.4
Fixed telephony accesses (1)	4,682.5	4,664.2	4,656.1	4,599.0	4,603.1	(1.7)
Fixed wireless	104.3	98.1	90.1	13.2	22.4	(78.5)
Internet and data accesses	1,149.9	1,168.3	1,234.6	1,281.6	1,284.3	11.7
Narrowband	312.2	264.5	249.4	215.9	182.8	(41.4)
Broadband (2)	819.3	885.3	966.4	1,046.2	1,082.0	32.1
Other (3)	18.4	18.5	18.9	19.5	19.5	5.8
Mobile accesses	13,629.7	13,754.8	14,108.4	14,652.7	14,829.6	8.8
Pre-Pay	8,836.0	8,865.6	9,003.9	9,473.6	9,687.6	9.6
Contract	4,793.7	4,889.2	5,104.6	5,179.0	5,142.0	7.3

Wholesale Accesses	9.3	9.4	9.8	10.1	10.0	7.8

Total Accesses	19,471.4	19,596.8	20,009.0	20,543.4	20,726.9	6.4

CHILE
Final Clients Accesses	9,361.7	9,482.8	9,709.4	9,816.7	10,002.7	6.8
Fixed telephony accesses (1)	2,172.4	2,140.1	2,148.1	2,134.6	2,121.0	(2.4)
Internet and data accesses	686.8	679.1	709.3	728.7	743.8	8.3
Narrowband	31.8	22.1	20.7	19.7	18.7	(41.3)
Broadband (2)	646.0	648.1	679.8	700.2	716.6	10.9
Other (3)	8.9	8.8	8.8	8.8	8.6	(4.0)
Mobile accesses	6,282.7	6,432.0	6,611.3	6,702.6	6,875.0	9.4
Pre-Pay	4,742.2	4,797.1	4,850.0	4,856.3	4,956.0	4.5
Contract	1,540.5	1,634.9	1,761.3	1,846.3	1,919.0	24.6
Pay TV	219.9	231.6	240.8	250.9	263.0	19.6

Wholesale Accesses	15.4	12.1	12.4	12.0	11.5	(25.3)

Total Accesses	9,377.2	9,494.9	9,721.8	9,828.8	10,014.3	6.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes accesses of Telemig from April 2008.

Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. Till December 2007, these accesses were classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, “fixed wireless” Public Use Telephony accesses are included under the caption of “fixed wireless”.
January — December 2008 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
PERU
Final Clients Accesses	12,173.8	12,839.9	13,542.8	14,300.9	14,982.6	23.1
Fixed telephony accesses (1)	2,843.4	2,867.7	2,893.1	2,941.5	2,986.5	5.0
Fixed wireless	290.0	321.4	349.2	412.0	485.5	67.4
Internet and data accesses	623.1	639.4	672.4	703.3	728.9	17.0
Narrowband	40.3	33.9	34.1	21.5	17.7	(56.1)
Broadband (2)	572.1	594.2	626.8	669.8	698.4	22.1
Other (3)	10.7	11.2	11.5	11.9	12.8	19.4
Mobile accesses	8,067.3	8,699.4	9,324.0	10,010.1	10,612.7	31.6
Pre-Pay	7,238.1	7,826.1	8,411.1	9,036.7	9,575.2	32.3
Contract	829.2	873.3	912.9	973.4	1,037.5	25.1
Pay TV	640.0	633.4	653.2	646.0	654.5	2.3

Wholesale Accesses	0.5	0.4	0.4	0.4	0.4	(10.5)

Total Accesses	12,174.3	12,840.3	13,543.2	14,301.3	14,983.0	23.1

COLOMBIA
Final Clients Accesses	10,973.8	11,484.3	12,116.7	12,516.9	12,800.5	16.6
Fixed telephony accesses (1)	2,328.5	2,396.7	2,349.9	2,320.4	2,299.2	(1.3)
Internet and data accesses	200.3	240.0	295.7	357.0	395.9	97.7
Narrowband	0.0	0.3	0.3	0.3	0.3	n.m.
Broadband (2)	200.3	238.3	294.0	355.1	393.9	96.7
Other (3)	0.0	1.3	1.5	1.6	1.7	n.m.
Mobile accesses	8,372.1	8,754.5	9,358.5	9,702.0	9,963.1	19.0
Pre-Pay	6,612.9	6,931.7	7,506.0	7,959.7	8,327.3	25.9
Contract	1,759.2	1,822.8	1,852.5	1,742.2	1,635.8	(7.0)
Pay TV	72.9	93.0	112.6	137.5	142.3	95.1

Wholesale Accesses	0.0	0.0	0.0	0.0	2.9	n.m.

Total Accesses	10,973.8	11,484.3	12,116.7	12,516.9	12,803.4	16.7

MEXICO
Mobile accesses	12,534.1	13,258.6	14,114.2	14,662.0	15,330.6	22.3
Pre-Pay	11,833.7	12,492.6	13,288.9	13,779.2	14,432.4	22.0
Contract	700.4	766.0	825.4	882.8	898.1	28.2
Fixed wireless	3.6	47.7	62.5	99.4	133.6	n.m.

Total Accesses	12,537.6	13,306.3	14,176.7	14,761.3	15,464.2	23.3

VENEZUELA
Mobile accesses	9,434.0	9,311.1	9,841.2	10,280.2	10,584.0	12.2
Pre-Pay	8,900.3	8,771.8	9,238.5	9,659.7	9,970.7	12.0
Contract	533.7	539.3	602.7	620.5	613.3	14.9
Fixed wireless	995.9	1,043.6	1,242.5	1,281.8	1,312.8	31.8
Pay TV	0.0	0.0	0.0	0.0	8.5	n.m.

Total Accesses	10,429.9	10,354.7	11,083.8	11,562.0	11,905.3	14.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. Till December 2007, these accesses were classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, “fixed wireless” Public Use Telephony accesses are included under the caption of “fixed wireless”.
January — December 2008 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	393.4	419.3	429.2	435.2	437.2	11.1
Fixed Wireless	268.2	272.4	281.4	276.7	278.7	3.9
Internet and data accesses	22.0	20.9	20.1	19.3	18.4	(16.3)
Broadband (3)	19.8	19.1	18.2	17.3	16.5	(16.8)
Other (4)	2.2	1.9	1.8	1.9	1.9	(12.5)
Mobile accesses	5,009.9	5,256.6	5,530.2	5,665.8	5,702.0	13.8
Pre-Pay	4,628.6	4,881.7	5,152.1	5,281.6	5,315.3	14.8
Contract	381.2	375.0	378.1	384.1	386.7	1.4
Total Accesses	5,425.3	5,696.9	5,979.5	6,120.2	6,157.6	13.5

ECUADOR
Mobile accesses	2,581.1	2,675.8	2,862.2	2,957.4	3,122.5	21.0
Pre-Pay	2,177.5	2,251.9	2,406.4	2,491.5	2,650.5	21.7
Contract	403.6	423.9	455.8	465.9	472.0	16.9
Fixed Wireless	1.3	83.6	82.7	85.5	89.4	n.m.
Total Accesses	2,582.4	2,759.4	2,944.9	3,042.9	3,211.9	24.4

URUGUAY
Mobile accesses	1,147.8	1,210.8	1,274.7	1,360.6	1,420.7	23.8
Pre-Pay	957.0	965.8	981.3	1,013.8	1,030.6	7.7
Contract	190.8	245.0	293.5	346.7	390.1	104.5
Total Accesses	1,147.8	1,210.8	1,274.7	1,360.6	1,420.7	23.8

(1)	Includes Guatemala, Panamá, El Salvador and Nicaragua

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes ADSL, optical fiber and broadband circuits.

(4)	Retail circuits other than broadband.

Notes:

- As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. Till December 2007, these accesses were classified, depending on the country, under mobile or fixed accesses.

- As of 1 January 2008, “fixed wireless” Public Use Telephony accesses are included under the caption of “fixed wireless”.
January — December 2008 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA: WIRELESS BUSINESS
SELECTED OPERATING DATA BY COUNTRY
Unaudited figures

	2007	2008
	Q4	Q1	Q2	Q3	Q4	% Chg y-o-y Local Cur
BRAZIL (1)
MoU (minutes)	80	75	94	89	85	7.4
ARPU (EUR)	12.3	11.7	10.9	12.0	10.0	(7.1)

ARGENTINA
MoU (minutes)	67	64	78	79	83	23.9
ARPU (EUR)	8.5	7.9	8.1	8.9	9.8	14.3

CHILE
MoU (minutes)	119	120	122	122	127	7.5
ARPU (EUR)	13.0	13.5	12.2	11.7	11.7	3.7

PERU
MoU (minutes)	94	97	88	88	89	(5.9)
ARPU (EUR)	6.4	6.4	5.8	5.9	6.1	(9.1)

COLOMBIA
MoU (minutes)	129	125	120	123	124	(3.4)
ARPU (EUR)	8.9	7.3	7.3	6.6	6.2	(27.7)

MÉXICO
MoU (minutes)	164	142	149	126	127	(22.1)
ARPU (EUR)	9.2	8.6	8.2	8.2	7.9	(6.7)

VENEZUELA
MoU (minutes)	136	125	132	128	130	(4.2)
ARPU (EUR)	16.5	15.1	15.3	16.7	20.3	15.9

CENTRAL AMERICA
MoU (minutes)	139	127	129	118	114	(17.8)
ARPU (EUR)	8.6	7.8	7.0	7.1	7.9	(15.4)

ECUADOR
MoU (minutes)	58	67	80	88	99	70.9
ARPU (EUR)	6.2	6.3	6.3	6.7	7.4	14.0

URUGUAY
MoU (minutes)	70	82	101	130	158	125.1
ARPU (EUR)	8.7	8.3	8.1	8.5	8.7	(2.7)

(1)	Includes Telemig from April 2008.

Note:	MoU and ARPU calculated as a monthly quarterly average.
January — December 2008 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA: WIRELESS BUSINESS
SELECTED OPERATING DATA BY COUNTRY
Unaudited figures

	January – December
	2008	2007	% Chg Local Cur
BRAZIL (1)
MoU (minutes)	86	77	12.9
ARPU (EUR)	11.2	11.9	(5.8)

ARGENTINA
MoU (minutes)	76	63	21.1
ARPU (EUR)	8.7	8.5	10.5

CHILE
MoU (minutes)	123	106	16.3
ARPU (EUR)	12.3	12.0	8.3

PERU
MoU (minutes)	90	90	0.0
ARPU (EUR)	6.0	7.3	(16.6)

COLOMBIA
MoU (minutes)	124	110	11.8
ARPU (EUR)	6.8	8.8	(21.6)

MÉXICO
MoU (minutes)	136	145	(6.3)
ARPU (EUR)	8.2	9.3	(4.3)

VENEZUELA
MoU (minutes)	129	132	(2.2)
ARPU (EUR)	16.9	16.3	11.0

CENTRAL AMERICA
MoU (minutes)	122	144	(15.2)
ARPU (EUR)	7.4	9.7	(17.7)

ECUADOR
MoU (minutes)	84	48	76.1
ARPU (EUR)	6.7	6.6	8.9

URUGUAY
MoU (minutes)	119	56	114.4
ARPU (EUR)	8.4	8.2	(2.4)

(1)	Includes Telemig from April 2008.

Note:	MoU and ARPU calculated as a monthly January-December period average.
January — December 2008 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January – December				October – December
	2008	2007	% Chg	% Var Local Cur	2008	2007	% Chg	% Var Local Cur
BRAZIL
Revenues	8,606	7,662	12.3	12.2	2,041	2,025	0.8	15.8
OIBDA	3,359	3,056	9.9	9.8	826	809	2.2	16.8
OIBDA margin	39.0%	39.9%	(0.9 p.p. )		40.5%	39.9%	0.6 p.p.
CapEx	1,614	1,087	48.5	48.4	507	431	17.8	29.1
OpCF (OIBDA-CapEx)	1,745	1,970	(11.4)	(11.5)	319	378	(15.6)	2.4

Vivo (1)
Revenues	2,932	2,396	22.4	22.3	730	656	11.3	26.8
OIBDA	825	613	34.6	34.5	209	175	19.7	35.9
OIBDA margin	28.2%	25.6%	2.6 p.p.		28.7%	26.7%	2.0 p.p.
CapEx	739	358	106.2	106.1	210	183	14.5	26.1
OpCF (OIBDA-CapEx)	87	255	(66.0)	(66.0)	(1)	(9)	(93.3)	(123.2)

Telesp
Revenues	6,085	5,619	8.3	8.2	1,405	1,465	(4.1)	10.6
OIBDA	2,515	2,443	2.9	2.8	617	633	(2.6)	11.4
OIBDA margin	41.3%	43.5%	(2.1 p.p. )		43.9%	43.2%	0.7 p.p.
CapEx	875	729	20.1	20.0	297	247	20.3	31.3
OpCF (OIBDA-CapEx)	1,639	1,714	(4.4)	(4.5)	320	386	(17.3)	(1.5)

ARGENTINA
Revenues	2,527	2,264	11.6	21.3	725	586	23.8	20.7
OIBDA	919	788	16.6	26.7	291	170	71.3	65.7
OIBDA margin (2)	35.2%	33.5%	1.8 p.p.		39.1%	28.0%	11.1 p.p.
CapEx	344	289	19.4	29.7	157	109	44.0	47.7
OpCF (OIBDA-CapEx)	574	499	15.1	25.0	134	61	120.2	94.7

T. Moviles Argentina
Revenues	1,585	1,353	17.2	27.3	457	353	29.6	26.6
OIBDA	514	418	22.8	33.4	181	129	40.0	40.1
OIBDA margin	32.4%	30.9%	1.5 p.p.		39.5%	36.6%	2.9 p.p.
CapEx	154	123	24.6	35.4	99	52	92.0	100.5
OpCF (OIBDA-CapEx)	360	295	22.0	32.6	82	77	5.4	1.0

Telefónica de Argentina
Revenues	1,027	984	4.4	13.5	291	252	15.5	12.5
OIBDA	405	370	9.5	19.0	111	42	166.6	135.5
OIBDA margin (2)	34.4%	32.1%	2.3 p.p.		33.6%	14.2%	19.5 p.p.
CapEx	191	165	15.4	25.4	58	58	0.9	0.8
OpCF (OIBDA-CapEx)	214	205	4.7	13.8	53	(16)	c.s.	c.s.

CHILE
Revenues	1,936	1,814	6.7	13.3	474	495	(4.4)	10.2
OIBDA	740	716	3.3	9.7	201	202	(0.7)	13.2
OIBDA margin	38.2%	39.5%	(1.3 p.p. )		42.4%	40.8%	1.6 p.p.
CapEx	423	418	1.3	7.5	134	133	0.5	13.0
OpCF (OIBDA-CapEx)	316	298	6.1	12.6	67	69	(2.9)	13.5

T. Móviles Chile
Revenues	1,051	930	13.1	20.0	264	268	(1.5)	13.3
OIBDA	402	348	15.3	22.4	114	108	4.7	19.0
OIBDA margin	38.2%	37.5%	0.7 p.p.		43.0%	40.4%	2.5 p.p.
CapEx	228	220	3.7	10.1	70	72	(3.3)	9.1
OpCF (OIBDA-CapEx)	173	128	35.2	43.5	44	36	20.6	38.5

Telefónica Chile
Revenues	974	974	(0.0)	6.1	233	255	(8.6)	5.5
OIBDA	339	368	(7.8)	(2.1)	88	93	(5.2)	8.3
OIBDA margin	34.8%	37.7%	(2.9 p.p. )		37.7%	36.3%	1.3 p.p.
CapEx	195	198	(1.3)	4.7	64	61	5.0	17.5
OpCF (OIBDA-CapEx)	144	170	(15.3)	(10.1)	24	32	(25.0)	(9.3)

Note:	OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — December 2008 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January – December				October – December
	2008	2007	% Chg	% Var Local Cur	2008	2007	% Chg	% Var Local Cur
PERU
Revenues	1,627	1,513	7.5	7.6	459	388	18.4	11.8
OIBDA	621	482	28.9	29.0	189	56	n.m.	n.m.
OIBDA margin	38.2%	31.9%	6.3 p.p.		41.1%	14.4%	26.7 p.p.
CapEx	289	281	2.7	2.8	160	125	28.1	25.7
OpCF (OIBDA-CapEx)	332	201	65.4	65.5	29	(69)	c.s.	c.s.

T. Móviles Perú
Revenues	773	603	28.3	28.4	229	173	32.3	25.5
OIBDA	266	162	64.5	64.6	89	54	65.9	58.9
OIBDA margin	34.4%	26.9%	7.6 p.p.		39.1%	31.2%	7.9 p.p.
CapEx	144	155	(6.9)	(6.8)	85	74	15.2	13.4
OpCF (OIBDA-CapEx)	122	7	n.m.	n.m.	4	(20)	c.s.	c.s.

Telefónica del Perú (1)
Revenues	977	1,031	(5.2)	(5.1)	266	245	8.5	2.1
OIBDA	354	320	10.5	10.6	99	2	n.m.	n.m.
OIBDA margin	36.2%	31.1%	5.2 p.p.		37.1%	0.8%	36.3 p.p.
CapEx	144	126	14.6	14.7	75	51	46.8	43.6
OpCF (OIBDA-CapEx)	209	194	7.8	7.9	24	(49)	c.s.	c.s.

COLOMBIA
Revenues	1,490	1,569	(5.0)	(3.9)	359	431	(16.7)	(13.8)
OIBDA	515	503	2.4	3.6	135	161	(16.2)	(13.2)
OIBDA margin	34.6%	32.0%	2.5 p.p.		37.6%	37.4%	0.2 p.p.
CapEx	420	360	16.6	17.9	168	213	(21.4)	(19.1)
OpCF (OIBDA-CapEx)	95	143	(33.3)	(32.5)	(33)	(52)	(37.3)	(38.2)

T. Móviles Colombia
Revenues	815	869	(6.2)	(5.1)	192	227	(15.5)	(12.6)
OIBDA	208	186	12.1	13.4	59	78	(23.9)	(21.0)
OIBDA margin	25.6%	21.4%	4.2 p.p.		30.8%	34.3%	(3.4 p.p. )
CapEx	230	180	27.9	29.3	100	117	(14.8)	(12.5)
OpCF (OIBDA-CapEx)	(22)	6	c.s.	c.s.	(41)	(39)	3.2	4.9

Telefónica Telecom
Revenues	710	739	(4.0)	(2.9)	177	212	(16.8)	(13.9)
OIBDA	307	317	(3.2)	(2.1)	76	83	(9.3)	(6.4)
OIBDA margin	43.2%	42.9%	0.3 p.p.		42.9%	39.3%	3.6 p.p.
CapEx	190	180	5.3	6.5	68	96	(29.4)	(27.1)
OpCF (OIBDA-CapEx)	117	137	(14.4)	(13.4)	8	(12)	c.s.	c.s.

MEXICO (T. Móviles Mexico)
Revenues	1,631	1,431	14.0	23.8	427	420	1.5	10.9
OIBDA	420	179	134.1	154.2	137	66	108.0	127.0
OIBDA margin	25.7%	12.5%	13.2 p.p.		32.2%	15.7%	16.5 p.p.
CapEx	317	230	37.8	49.7	161	77	109.6	123.9
OpCF (OIBDA-CapEx)	103	(51)	c.s.	c.s.	(23)	(11)	119.1	105.0

VENEZUELA (T. Móviles Venezuela)
Revenues	2,769	2,392	15.8	23.9	898	675	32.9	25.3
OIBDA	1,328	1,060	25.3	34.0	462	305	51.7	44.4
OIBDA margin	48.0%	44.3%	3.6 p.p.		51.5%	45.1%	6.4 p.p.
CapEx	287	370	(22.4)	(17.0)	144	216	(33.5)	(32.5)
OpCF (OIBDA-CapEx)	1,042	691	50.8	61.4	319	89	n.m.	n.m.

CENTRAL AMERICA (2)
Revenues	568	585	(2.9)	n.c.	157	146	7.6	n.c.
OIBDA	217	236	(8.0)	n.c.	68	65	6.0	n.c.
OIBDA margin	38.2%	40.3%	(2.1 p.p. )		43.5%	44.2%	(0.7 p.p. )
CapEx	116	133	(12.6)	n.c.	62	69	(10.7)	n.c.
OpCF (OIBDA-CapEx)	101	103	(2.2)	n.c.	6	(5)	c.s.	n.c.

ECUADOR (T. Móviles Ecuador)
Revenues	318	291	9.2	16.8	93	80	16.1	7.4
OIBDA	92	73	26.2	35.0	31	21	46.0	38.4
OIBDA margin	29.0%	25.1%	3.9 p.p.		33.7%	26.8%	6.9 p.p.
CapEx	124	60	108.3	122.8	90	32	182.9	193.4
OpCF (OIBDA-CapEx)	(32)	13	c.s.	c.s.	(59)	(10)	n.s.	n.s.

Note:	OIBDA is presented before management and brand fees.

(1)	Telefónica del Perú includes Cable Mágico.

(2)	Includes Guatemala, Panamá, El Salvador and Nicaragua.
January — December 2008 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January – December					October – December
	2008	2007	% Chg		% Var Local Cur	2008	2007	% Chg	% Var Local Cur
URUGUAY (T. Móviles Uruguay)
Revenues	150	104	44.5		37.8	43	32	36.6	31.9
OIBDA	48	28	72.5		64.5	17	10	68.2	61.9
OIBDA margin	31.7%	26.6%	5.2 p.p.			40.3%	32.7%	7.6 p.p.
CapEx	24	15	63.1		55.5	12	7	74.7	67.6
OpCF (OIBDA-CapEx)	24	13	83.4		74.9	6	4	56.8	51.7

TIWS
Revenues	324	275	18.1		21.3	89	73	22.3	18.0
OIBDA	102	88	15.9		19.4	27	18	50.0	43.4
OIBDA margin	31.3%	31.9%	(0.6 p.p.	)		30.0%	24.6%	5.4 p.p.
CapEx	51	54	(5.7)		(1.3)	25	24	5.9	5.3
OpCF (OIBDA-CapEx)	50	33	51.2		53.5	1	(6)	c.s.	c.s.

Note:	OIBDA is presented before management and brand fees.
January — December 2008 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Telefónica Europe had a strong performance in 2008, despite a worse economic environment and changing patterns in customer behaviour. With the markets being affected unequally, the main common strength across Telefónica Europe has been the delivery of new propositions that anticipated customer needs in the current environment.
At the end of December 2008, Telefónica Europe total customer base reached 45.8 million (+9.0% year-on-year). Mobile customer net additions for the year were 2.9 million, reaching a total mobile customer base of 41.2 million at the end of December (+7.6% year-on-year), with good performance in both contract and prepay segments across the markets. The fourth quarter saw 0.7 million net additions, 28.1% less than in the same period of 2007, as the businesses adapted their commercial strategies to the new market environment.
Revenues in 2008 showed resilient year-on-year growth of 5.9% on a like-for-like basis1 to reach 14,308 million euros, leveraging Telefónica O2 UK’s solid year-on-year total revenue growth of 10.6% in local currency, as well as building on positive year-on-year growth at Telefónica O2 Germany, with mobile service revenue positive in the fourth quarter. Reported revenues for the year showed a decline of 1.0%, while for the fourth quarter they were down 1.7% year-on-year, mainly impacted by sterling/euro depreciation in the period and the exclusion of Airwave.
Operating income before depreciation and amortization (OIBDA) in 2008 recorded a significant 4.7% year-on-year growth on a like-for-like basis2, totalling 4,180 million euros, mainly driven by revenue growth and a more focused commercial approach, with the restructuring measures taken in the fourth quarter of 2007 already showing benefits. On a reported basis, OIBDA in 2008 showed a year-on-year decline of 16.0%, reflecting the proceeds from the disposal of Airwave in the second quarter of last year (1,296 million euros), and the weaker sterling/euro exchange rate. In the fourth quarter, OIBDA increased 34.0% year-on-year, mainly due to restructuring charges taken in the same period of 2007, as well as 60 million euros registered in the fourth quarter of 2008 as a result of an additional application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized, being the total amount for 2008 174 million euros.
OIBDA margin of 29.2% in 2008 was comparable to 2007 (-0.3 percentage points) on a like-for-like basis2, while for the quarter was 30.6%, 0.6 percentage points higher than in the same period of 2007 on a like-for-like basis2.
CapEx for the year was 2,072 million euros, a year-on-year increase of 2.9% on a like-for-like1 basis. operating cash flow (OIBDA-CapEx) in 2008 totalled 2,108 million euros, a significant increase of 6.7% year-on-year on a like-for-like2 basis.
TELEFONICA O2 UK
Telefónica O2 UK outperformed the market in 2008 in all main financial and operating metrics despite the worse economic environment, with a balanced approach in the growth-efficiency equation that helped to sustain its leadership position.

[1]	Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007.

[2]
Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the real estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

January — December 2008 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
It is also noteworthy that Telefónica O2 UK has topped the list of fixed and mobile broadband internet service providers (ISPs) in the UK for customer satisfaction, according to a recent report by JD Power and Associates, as well as leading on customer satisfaction for the overall mobile business among the mobile network operators. The marketing firm conducted two customer satisfaction studies based on five factors that drive overall satisfaction with the provision of mobile and fixed broadband: i) performance and reliability; ii) billing; iii) cost; iv) customer service/technical support; and v) offerings/promotions.
Net mobile additions in the year reached 1.1 million (+45.3% year-on-year), ending December 2008 with a total mobile base of 19.5 million lines (which excludes Tesco Mobile), with a 5.9% year-on-year growth. In the fourth quarter of the year, Telefónica O2 UK recorded net mobile customer additions of 390,365.
After adding 798,690 contract customers in 2008 (+35.2% year-on-year), at the end of December contract customers made up 39.1% of the total base (37.0% in December 2007). This reflects the focus on higher value customers across various segments, market leading churn levels, as well as the strength of propositions such as Simplicity, the iPhone (3G), mobile broadband, and the continued prepay to contract migration. In the fourth quarter, contract net additions totalled 177,116.
A total number of 289,176 prepay customers were added in 2008, a year-on-year growth of 82.7% to reach 11.9 million customers. In a seasonally strong quarter, prepay customers grew by 213,249, with new propositions also being introduced in the quarter, such as prepay mobile broadband, and prepay iPhone.
It is worth highlighting the 1.3% market leading contract churn achieved in the fourth quarter down from the 1.5% in the first quarter, reflecting the correct commercial focus of the company alongside market leading customer satisfaction levels in the current environment (contract churn for the year went down from 1.7% in 2007 to 1.4% in 2008). Blended churn was 2.7% for the full year, down from 2.9% in 2007.
MoU showed a robust 9.1% year-on-year growth to reach 207 minutes in 2008, mainly due to an increasing number of prepay customers benefiting from propositions such as Unlimited, while contract customers were optimizing their voice bundle utilisation in the current environment. In the fourth quarter, MoU reached 213 minutes (+8.0% year-on-year).
Telefónica O2 UK’s total ARPU reached 30.0 euros in 2008, a 1.4% year-on-year growth in local currency as a result of improved customer mix. In the fourth quarter it was 1.7% down year-on-year in local currency, reflecting the declines in both contract and prepay voice ARPUs, being partially compensated by continued growth in data ARPU.
In 2008, contract ARPU showed a year-on-year decline of 2.1% in local currency, due to the continued migration process from prepay to contract and customer propositions, such as Simplicity, which better fit customers’ expectations in the current environment, as well as the continued optimising behaviour of customers when using voice bundles. Prepay ARPU for the year declined 0.6% over 2007 in local currency, again reflecting the above mentioned migration process and also increased uptake of prepay tariffs such as Unlimited.
Data ARPU had a very strong performance in 2008, with a year-on-year increase in local currency of 9.2% to 10.3 euros (+6.6% year-on-year in local currency in the fourth quarter), mainly driven by an increase in the number of mobile broadband connections (a new prepay proposition was launched in the fourth quarter), as well as the continued success of data bolt-ons. Non-SMS data revenues increased 55.4% year-on-year in local currency in the year.
Telefónica O2 UK’s DSL broadband service added 270,157 lines in 2008, and finished the year with market leading customer satisfaction numbers. The business had another strong quarter with 73,776 net additions, leaving the total broadband customer base at 340,866 lines at the end of December.
Revenues for the year were 7,052 million euros, an increase of 10.6% year-on-year in local currency. In the fourth quarter revenues grew by 10.4% year-on-year in local currency, an acceleration compared to the previous quarter (+8.7%), reflecting the different timing for handsets shipments compared to the previous year (which will not occur in the next quarter), as well as increased activity around the iPhone towards the end of the year. Mobile service revenue for the year totalled 6,435 million euros, an increase of 10.0% year-on-year in local currency, and in the fourth quarter showed a growth rate of 8.0% year-on- year in local currency, lower than in the third quarter due to declining voice ARPUs, being offset by customer growth and the mobile data business.
January — December 2008 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Operating income before depreciation and amortization (OIBDA) totalled 1,839 million euros in 2008, an 11.1% year-on-year growth in local currency (+9.1% on a like-for-like basis3), leveraging more focused commercial campaigns, ongoing efficiency savings and market leading contract churn. For the fourth quarter OIBDA rose 12.3% year-on-year in local currency, while on a like-for-like basis3 it was 8.1% higher.
OIBDA margin for the year was 26.1% (0.4 percentage points lower than in 2007 on a like-for-like basis3), as customer investments in the new DSL and mobile broadband propositions throughout the year were partially compensated by efficiency improvements. In the fourth quarter, margin was 27.3%, compared to 26.8% in the same quarter of 2007 (27.8% on a like-for-like basis3).
CapEx for the year amounted to 717 million euros (+0.1% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) amounting to 1,122 million euros (+15.7% year-on-year on a like-for-like basis3).
TELEFONICA O2 GERMANY
In the fourth quarter of 2008, Telefónica O2 Germany returned to positive mobile service revenue growth despite a highly competitive and overall smaller market. At the end of December, the business had successfully built on its foundations strategy, with the infrastructure of the network on track, the distribution network ahead of target (725 shops at year end), and the customer migration program from legacy to new tariffs completed. The business has seen also a significant increase in OIBDA margin leveraged on the success of customer propositions such as the O2 Handy flatrate (only six-months contract), as well as the launch in the fourth quarter of a commercial approach towards a new and more efficient acquisition and retention concept, that had an encouraging start in the direct channels.
In 2008, Telefónica O2 Germany’s mobile customer base grew by 1.7 million (19.4% higher than last year), of which 952,794 came from partner channels, including HanseNet, Tchibo, Fonic, Schlecker and M-Net, taking the mobile customer base to 14.2 million (+13.8% vs. December 2007). In the fourth quarter, mobile net additions were 220,159, a decrease of 27.4% over the same period of last year, after disconnecting more than 240,000 inactive prepay lines. It should be pointed out that this decision had no impact on the business’ economic and financial performance.
The mobile contract base increased by 730,418 in 2008 to reach 7.0 million customers (+11.7% year-on-year), with 85,895 net additions in the fourth quarter. Contract customers made up 49.1% of the total mobile base at the end of December vs. 50.0% at December, 2007. A total of 996,514 prepay customers were added in the year (+44.3% year-on-year) to give a prepay base of 7.2 million customers at the end of December (+16.0% year-on-year), with 134,264 prepay customers being added in the fourth quarter, after the above mentioned disconnections.
In 2008, churn rate increased 0.1 percentage points year-on-year to 2.0% and was lower by 0.7 percentage points year-on-year in the quarter at 2.4%.
MoU showed a 5.3% year-on-year increase in 2008 to reach 138 minutes, while it decreased 3.8% year-on-year in the fourth quarter, as previous flat rate promotions on prepay were expired in the quarter.
Total ARPU for the year was 17.4 euros (-14.9% year-on-year), mainly due to the completion of base migration to tariffs such as Genion and Inklusivpakete, successfully achieved before year end, as well as the impact from the cut in mobile termination rates from November 2007. However, the fourth quarter saw a better year-on-year performance (-13.2%) than the previous quarter (-16.8%). Contract ARPU for the year fell 15.0% year-on-year to reach 29.0 euros, while prepay ARPU decreased 11.0% year-on-year.

[3]	Excluding restructuring charges in 2007
January — December 2008 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Data ARPU for the year was 4.8 euros (-5.8% year-on-year), while in the fourth quarter was 7.0% lower than the same period of last year due to the impact on SMS usage from the introduction of better value tariffs and flat rate voice promotions. It is important to highlight that non-SMS data revenues grew 25.7% year-on-year in 2008, mainly driven by mobile broadband “Surfsticks” and web browsing packs.
In 2008, 140,079 O2 DSL customers were added to reach a total customer base of 214,783 at the end of December, with 16,713 customers acquired in the fourth quarter. Telefónica Deutschland reported 1.3 million ULL lines in total at the end of December, compared to 0.7 million lines at the end of December 2007.
Revenues totalled 3,595 million euros in 2008 (+1.5% year-on-year), with mobile service revenues (2,869 million euros, down 1.1% year-on-year) and wholesale fixed broadband revenues (435 million euros, up 44.3% year-on-year) being the main contributors to the performance of the business. It’s important to highlight that the fourth quarter of the year saw positive mobile service revenue growth (+0.7% year-on-year), leveraged on the better year-on-year performance of ARPU coupled with customer growth.
Operating income before depreciation and amortization (OIBDA) for the year totalled 770 million euros, a 62.9% year-on-year growth, while on a like-for-like basis4 OIBDA grew by 6.6% year-on-year. This increase in the profitability level of the business (+1.0 percentage points on a like-for-like basis4 to reach a 21.4% margin in 2008) was the result of success of the business building on its foundations (less dependence on national roaming, improved distribution network and the completion of the tariff migration process), as well as the new commercial approach introduced in the fourth quarter, which significantly reduced acquisition and retention costs.
CapEx amounted to 924 million euros for 2008 (+8.7% year-on-year), mainly as a result of the acceleration of the mobile network rollout in line with Telefónica O2 Germany’s network investment plans (2G coverage reaching 99% pop and data coverage including HSDPA and EDGE now reaching 78% pop), and the acceleration of the distribution network.
Operating cash flow (OIBDA-CapEx) amounted to -154 million euros in 2008 (-377 million euros in 2007).
TELEFONICA O2 IRELAND
In a more challenging economic environment, Telefónica O2 Ireland has continued to improve its operating and financial metrics throughout 2008, particularly during the fourth quarter of the year. The business recorded net additions of 81,561 lines in the year and 14,589 in the fourth quarter to reach a total customer base of 1.7 million customers at the end of December, 5.0% higher than a year ago.
The contract market continues to drive growth for Telefónica O2 Ireland with 87,864 contract customers added in the year (+25.3% year-on-year) and 12,513 in the fourth quarter, to give a closing year end contract base of 643,091 lines. Key drivers of this performance include strong progress in the business market, continued momentum in mobile broadband and the success of the new O2 Clear propositions. Building on momentum from the O2 Experience offer, launched in February 2008, and the success of December’s O2 Treat card campaign, prepay net adds for the year were -6,303 customers, a significant improvement over 2007. On a quarterly basis, there were 2,076 prepay net additions in the fourth quarter (a significant improvement on the -12,409 lines reported in the previous quarter). The prepay base reached 1.1 million lines at the end of December.
Churn reached 2.8% in the year, showing an increase of 0.2 percentage points year-on-year. Contract churn rose as a result of the trading environment, while prepay churn remained broadly stable throughout the year.
MoU for the full year fell 1.1% year-on-year to 245 minutes, with a decline of 3.6% in the quarter. This was driven by an increasing number of mobile broadband lines in the base, contract customers optimising their usage, as well as voice to text substitution on prepay O2 Experience tariffs.

[4]	Excluding restructuring charges in 2007.
January — December 2008 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Total ARPU reached 43.2 euros in 2008 (-5.9% year-on-year), while in the fourth quarter it was 6.8% lower year-on-year than in the same period of last year. Prepay ARPU declined 7.0% year-on-year in the year and 7.9% in the fourth quarter on the back of new and existing customers adopting new value-for-money price plans such as O2 Experience. Contract ARPU had a year-on-year decline of 11.9% in 2008, while in the fourth quarter was 12.2% lower than the same period in 2007, mainly due to the growth of mobile broadband subscriptions and the continued adoption of the O2 Clear tariffs.
Data ARPU was 7.2% lower in the year at 10.8 euros and in the fourth quarter was 11.6% lower than the same period last year, driven by customer promotions such as O2 Experience offering unlimited SMS (SMS volumes in 2008 +40.3% year-on-year). Non-SMS data revenues in 2008 grew by 17.1% year-on-year on the back of the growing mobile broadband base.
Revenues for the year were 957 million euros, a year-on-year decline of 3.4%. Mobile service revenues for the full year declined 2.7% year-on-year to 909 million euros, while they decreased 1.7% year-on-year in the fourth quarter compared to the same period last year, with a decline in ARPU partially offset by growth in the customer base.
Operating income before depreciation and amortization (OIBDA) for the full year was 301 million euros, 9.5% lower on a like-for-like basis5 vs. 2007, due to lower revenues and increased investment to regain momentum in the market. In the fourth quarter the year-on-year OIBDA decrease was 4.0% on a like-for-like basis5, a marked improvement over the previous quarter (-12.6% year-on-year on a like-for-like basis5). This improvement was in part due to the higher levels of investment in contract in the previous quarter, but also partly due to ongoing cost rationalisation programs and a higher proportion of lower cost SIM-only acquisitions in the fourth quarter. OIBDA margin for the year was 31.5% (2.1 percentage points lower than in 2007 on a like-for-like basis5), while for the fourth quarter it was 30.3% (0.4 percentage points lower than in the same period of 2007 on a like-for-like basis5).
CapEx for the year totalled 83 million euros (-29.6% year-on-year) and operating cash flow (OIBDA-CapEx) amounted to 219 million (+1.4% year-on-year on a like-for-like basis5).
TELEFONICA O2 CZECH REPUBLIC
Telefónica O2 Czech Republic has delivered strong results in 2008 in a very competitive mobile Czech market, while reinforcing its leadership position in the fixed Czech market, improving fixed line trends, as well as the continued improvement of the Slovak operations.
At the end of December, the total number of accesses for Telefonica O2 Czech Republic, including Slovakia, stood at 8.6 million, a slight decrease of 0.6% year-on-year.
Fixed telephony accesses amounted to 1.9 million at the end of December, 8.5% lower than in December, 2007. Underlying net losses of fixed telephony amounted to 30,072 accesses in the fourth quarter, a significant improvement of 54.0% year-on-year in the fourth quarter, and by 37.9% in the year, leveraged on a better evolution of gross additions and lower number of disconnections driven by enhancements to fixed line propositions with broadband and bundled offers. At the end of December, 14.2% of fixed accesses had a bundled product (+9.6 percentage points year-on-year).
Retail Internet broadband accesses reached 583,698 (+14.6% year-on-year), with 74,309 net additions in the year and 31,518 in the fourth quarter, leveraging a very strong commercial activity. The total number of O2 TV customers increased by 41,331 in 2008 and by 6,435 in the quarter to reach 114,496 at the end of December.
The total number of mobile customers in the Czech Republic increased by 2.6% year-on-year to reach 5.3 million at the end of December, mainly driven by the increase in the contract customer base (275,387 net additions in the year, and 89,868 in the fourth quarter). Contract customer base at December, 2008 amounted to 2.5 million customers, leveraged on the continued success of the Neon tariffs. The prepay customer base decreased by 143,584 customers in the year and by 20,122 customers in the fourth quarter to reach 2.7 million at the end of December, following the active prepay to contract migration strategy. Telefonica O2 Slovakia registered 455,277 customers at the end of December, compared with 565,424 customers at the end of 2007, with the contract customer base increasing during the year on the back of the success of the “O2 Fér” customer proposition.

[5]	Excluding restructuring charges in 2007.
January — December 2008 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
In the Czech Republic, the churn rate increased 0.1 percentage points in the year to reach 1.6%, and 1.7% in the fourth quarter, 0.2 percentage points higher than in the same period of last year.
MoU in the Czech Republic reached 121 minutes in 2008 (+3.6% year-on-year), while in the fourth quarter it increased year-on-year by 1.8% due to the higher contract base and the good performance of Neon flat rate tariffs, with close to 270 thousand customers opting for one of these tariffs at the end of December.
Total mobile ARPU in the Czech Republic reached 20.7 euros in 2008 (-0.9% year-on-year in local currency), while in the fourth quarter it declined by 1.6% year-on-year in local currency. Lower voice ARPU was partially offset by the 2.8% year-on-year increase in data ARPU in 2008, in local currency to 4.6 euros, as a result of the growth in mobile data customers.
Revenues for the Telefonica O2 Czech Republic Group showed a 2.9% year-on-year increase in constant currency in 2008 to reach 2,581 million euros, while in the fourth quarter they were 4.2% higher year-on-year in constant currency, with ICT and Business Solutions showing an outstanding performance in the quarter. The Czech mobile business continued to be the key driver of the underlying growth of the Company, with service revenue growing by 3.9% in 2008 and 2.8% year-on-year in local currency in the fourth quarter. Traditional fixed revenues fell by 9.3% year-on-year in local currency in 2008, while the decline was 8.6% in the fourth quarter, with fixed internet, broadband and TV revenues growing by 5.6% year-on-year in local currency in 2008 (+2.0% in the fourth quarter).
Operating income before depreciation and amortization (OIBDA) growth for the year was 3.1% year-on-year in constant currency to reach 1,159 million euros, while in the fourth quarter it increased by 5.1% year-on-year in constant currency. On a like-for-like basis6, OIBDA increased by 0.8% year-on-year in constant currency in the year. OIBDA margin for 2008 was 44.9%, slightly better than in the previous year, with the Slovak operation showing a better performance in terms of margin dilution. In the fourth quarter, OIBDA margin was 41.9%, an improvement over the same period of last year.
CapEx for the year totalled 324 million euros (+4.0% year-on-year in constant currency) and operating cash flow (OIBDA-CapEx) amounted to 835 million euros.

[6]	Excluding restructuring charges, real estate gains and others.
January — December 2008 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
Final Clients Accesses	41,347.0	41,967.5	42,794.3	43,718.9	44,603.8	7.9
Fixed telephony accesses (1)	2,130.0	2,056.5	1,998.1	1,952.3	1,952.7	(8.3)
Internet and data accesses	880.0	996.1	1,101.4	1,212.7	1,354.5	53.9
Narrowband	202.4	188.7	177.0	170.3	163.4	(19.3)
Broadband	670.3	800.2	917.3	1,035.5	1,158.7	72.9
Other (2)	7.3	7.2	7.1	6.9	32.4	n.m.
Mobile accesses	38,263.8	38,827.7	39,596.9	40,445.8	41,182.1	7.6
Contract	22,327.7	22,387.7	22,643.0	22,965.1	23,314.4	4.4
Pre-Pay	15,936.1	16,440.0	16,953.9	17,480.7	17,867.6	12.1
Pay TV	73.2	87.2	97.9	108.1	114.5	56.5

Wholesale Accesses (3)	706.2	831.3	1,008.1	1,139.0	1,237.9	75.3

Total Accesses	42,053.2	42,798.8	43,802.4	44,857.9	45,841.7	9.0

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	Remaining non-broadband final circuits.

(3)	Includes Unbundled Lines by T. Deutschland.

Note:	Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	14,308	14,458	(1.0)	3,618	3,682	(1.7)
Internal exp capitalized in fixed assets	175	200	(12.4)	43	44	(2.0)
Operating expenses	(10,514)	(10,987)	(4.3)	(2,616)	(2,896)	(9.7)
Other net operating income (expense)	181	14	n.m.	63	2	n.m.
Gain (loss) on sale of fixed assets	32	1,292	(97.5)	(1)	(6)	(79.6)
Impairment of goodwill and other assets	(3)	(0)	n.m.	0	(0)	c.s.
Operating income before D&A (OIBDA)	4,180	4,977	(16.0)	1,107	826	34.0
OIBDA Margin	29.2%	34.4%	(5.2 p.p. )	30.6%	22.4%	8.2 p.p.
Depreciation and amortization	(3,035)	(3,386)	(10.4)	(730)	(820)	(11.0)
Operating income (OI)	1,144	1,591	(28.1)	377	6	n.s.

Notes:

- OIBDA and OI before brand fees.

- Airwave is not consolidated since the second quarter of 2007. The disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007.

- 2008 includes 174 million euros due to the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

January — December 2008 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2007	2008
	December	March	June	September	December	% Chg y-o-y
UK
Final Clients Accesses	18,452.8	18,534.7	18,872.0	19,346.7	19,810.8	7.4
Internet and data accesses	70.7	131.4	194.2	267.1	340.9	n.m.
Broadband	70.7	131.4	194.2	267.1	340.9	n.m.
Mobile accesses	18,382.1	18,403.2	18,677.8	19,079.6	19,470.0	5.9
Pre-Pay	11,573.4	11,388.1	11,525.1	11,649.3	11,862.5	2.5
Contract	6,808.7	7,015.1	7,152.7	7,430.3	7,607.4	11.7
Total Accesses	18,452.8	18,534.7	18,872.0	19,346.7	19,810.8	7.4

GERMANY
Final Clients Accesses	12,546.2	13,132.3	13,741.3	14,176.4	14,413.3	14.9
Internet and data accesses	74.7	124.7	165.4	198.1	214.8	187.5
Broadband	74.7	124.7	165.4	198.1	214.8	187.5
Mobile accesses	12,471.5	13,007.5	13,575.9	13,978.3	14,198.5	13.8
Pre-Pay	6,235.0	6,565.4	6,841.4	7,097.2	7,231.5	16.0
Contract	6,236.6	6,442.1	6,734.5	6,881.1	6,967.0	11.7
Wholesale Accesses (1)	596.0	719.9	897.4	1,026.7	1,128.4	89.3
Total Accesses	13,142.3	13,852.1	14,638.7	15,203.1	15,541.7	18.3

IRELAND
Mobile accesses	1,646.1	1,662.9	1,687.6	1,713.1	1,727.7	5.0
Pre-Pay	1,090.9	1,089.1	1,094.9	1,082.5	1,084.6	(0.6)
Contract	555.2	573.8	592.6	630.6	643.1	15.8
Total Accesses	1,646.1	1,662.9	1,687.6	1,713.1	1,727.7	5.0

CZECH REPUBLIC
Final Clients Accesses	7,986.8	7,964.8	7,946.3	7,917.3	8,044.6	0.7
Fixed telephony accesses (2)	2,069.2	1,995.6	1,937.7	1,892.4	1,893.4	(8.5)
Internet and data accesses	719.1	723.4	724.4	729.4	779.5	8.4
Narrowband	202.4	188.7	177.0	170.3	163.4	(19.3)
Broadband	509.4	527.4	540.4	552.2	583.7	14.6
Other (3)	7.3	7.2	7.1	6.9	32.4	n.m.
Mobile accesses	5,125.4	5,158.7	5,186.3	5,187.4	5,257.2	2.6
Pre-Pay	2,881.5	2,853.2	2,817.3	2,758.0	2,737.9	(5.0)
Contract	2,243.9	2,305.5	2,369.1	2,429.4	2,519.3	12.3
Pay TV	73.2	87.2	97.9	108.1	114.5	56.5
Wholesale Accesses	110.2	111.5	110.7	112.2	109.5	(0.6)
Total Accesses	8,097.0	8,076.3	8,057.1	8,029.5	8,154.1	0.7

SLOVAKIA
Mobile accesses	565.4	523.1	394.7	412.7	455.3	(19.5)
Pre-Pay	502.4	449.0	319.8	334.6	356.2	(29.1)
Contract	63.0	74.1	74.9	78.1	99.0	57.2
Total Accesses	565.4	523.1	394.7	412.7	455.3	(19.5)

(1)	Includes Unbundled Lines by T. Deutschland.

(2)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes a positive adjustment of 31,000 acceses recorded on December 2008.

(3)	Retail circuits other than broadband.
January — December 2008 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures

	2007	2008
	Q4	Q1	Q2	Q3	Q4	% Chg y-o-y Local Cur
TELEFÓNICA O2 UK
MOU (minutes)	197	197	208	208	213	8.0
ARPU (EUR)	33.9	31.1	30.2	30.6	28.1	(1.7)
Pre-Pay	18.0	16.2	15.6	15.9	14.4	(5.3)
Contract	61.0	56.0	53.6	54.1	49.6	(3.9)
Data ARPU	11.1	10.7	10.3	10.3	10.0	6.6
%non-P2PSMS over data revenues	15.9%	18.3%	18.2%	21.0%	22.2%	6.2 p.p.

TELEFÓNICA O2 GERMANY
MOU (minutes)	134	147	144	133	129	(3.8)
ARPU (EUR)	19.4	17.7	17.6	17.3	16.9	(13.2)
Pre-Pay	6.4	5.9	6.1	6.0	5.8	(9.5)
Contract	32.3	29.7	29.3	28.9	28.3	(12.4)
Data ARPU	5.1	4.9	4.8	4.9	4.8	(7.0)
%non-P2PSMS over data revenues	25.7%	28.4%	26.9%	29.6%	31.7%	6.1 p.p.

TELEFÓNICA O2 IRELAND
MOU (minutes)	252	240	250	246	243	(3.6)
ARPU (EUR)	45.7	43.4	43.2	43.7	42.6	(6.8)
Pre-Pay	29.0	26.7	26.9	27.7	26.7	(7.9)
Contract	78.8	75.5	73.8	72.2	69.2	(12.2)
Data ARPU	12.4	11.2	10.6	10.6	10.9	(11.6)
%non-P2PSMS over data revenues	31.4%	27.5%	30.2%	31.2%	32.6%	1.2 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
MOU (minutes)	122	117	122	120	124	1.8
ARPU (EUR)	20.5	19.4	21.0	21.7	20.4	(1.6)
Pre-Pay	9.7	8.9	9.8	10.2	9.5	(2.7)
Contract	34.5	32.7	34.7	35.1	32.6	(6.6)
Data ARPU	4.4	4.4	4.5	4.7	4.7	3.3
%non-P2PSMS over data revenues	42.0%	43.0%	44.0%	45.7%	43.5%	1.5 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Note:	MoU and ARPU calculated as monthly quarterly average.
January — December 2008 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures

	January – December
	2008	2007	% Chg Local Cur
TELEFÓNICA O2 UK
MOU (minutes)	207	190	9.1
ARPU (EUR)	30.0	34.4	1.4
Pre-Pay	15.5	18.1	(0.6)
Contract	53.3	63.2	(2.1)
Data ARPU	10.3	11.0	9.2
%non-P2PSMS over data revenues	20.0%	14.8%	5.2 p.p.

TELEFÓNICA O2 GERMANY
MOU (minutes)	138	131	5.3
ARPU (EUR)	17.4	20.4	(14.9)
Pre-Pay	5.9	6.7	(11.0)
Contract	29.0	34.1	(15.0)
Data ARPU	4.8	5.1	(5.8)
%non-P2PSMS over data revenues	29.2%	25.4%	3.8 p.p.

TELEFÓNICA O2 IRELAND
MOU (minutes)	245	248	(1.1)
ARPU (EUR)	43.2	45.9	(5.9)
Pre-Pay	27.0	29.0	(7.0)
Contract	72.5	82.3	(11.9)
Data ARPU	10.8	11.7	(7.2)
%non-P2PSMS over data revenues	31.1%	25.4%	5.6 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
MOU (minutes)	121	117	3.6
ARPU (EUR)	20.7	18.9	(0.9)
Pre-Pay	9.8	8.9	(2.0)
Contract	33.5	32.7	(6.7)
Data ARPU	4.6	4.0	2.8
%non-P2PSMS over data revenues	43.6%	42.7%	0.9 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Note:	MoU and ARPU calculated as monthly January-December period average.
January — December 2008 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January – December				October – December
	2008	2007	% Chg	% Chg Local Cur	2008	2007	% Chg	% Chg Local Cur
TELEFÓNICA O2 UK
Revenues	7,052	7,403	(4.7)	10.6	1,755	1,877	(6.5)	10.4
OIBDA	1,839	1,923	(4.3)	11.1	479	503	(4.7)	12.3
OIBDA margin	26.1%	26.0%	0.1 p.p.		27.3%	26.8%	0.5 p.p.
CapEx	717	832	(13.8)	0.1	198	272	(27.1)	(13.7)
OpCF (OIBDA-CapEx)	1,122	1,090	2.9	19.5	281	230	21.8	42.5

TELEFÓNICA O2 GERMANY
Revenues	3,595	3,541	1.5	1.5	931	929	0.2	0.2
OIBDA	770	473	62.9	62.9	237	17	n.m.	n.m.
OIBDA margin	21.4%	13.3%	8.1 p.p.		25.5%	1.8%	23.7 p.p.
CapEx	924	850	8.7	8.7	304	245	24.4	24.4
OpCF (OIBDA-CapEx)	(154)	(377)	(59.2)	(59.2)	(67)	(228)	(70.5)	(70.5)

TELEFÓNICA O2 IRELAND
Revenues	957	991	(3.4)	(3.4)	243	250	(2.8)	(2.8)
OIBDA	301	316	(4.7)	(4.7)	74	63	17.4	17.4
OIBDA margin	31.5%	31.9%	(0.4 p.p. )		30.3%	25.1%	5.2 p.p.
CapEx	83	117	(29.6)	(29.6)	29	36	(18.7)	(18.7)
OpCF (OIBDA-CapEx)	219	199	10.0	10.0	44	27	65.5	65.5

TELEFONICA O2 CZECH
REPUBLIC
Revenues	2,581	2,257	14.4	n.c.	651	590	10.3	n.c.
OIBDA	1,159	1,010	14.7	n.c.	273	247	10.5	n.c.
OIBDA margin	44.9%	44.8%	0.1 p.p.		41.9%	41.9%	0.1 p.p.
CapEx	324	281	15.2	n.c.	157	117	34.3	n.c.
OpCF (OIBDA-CapEx)	835	729	14.5	n.c.	116	130	(10.9)	n.c.

Note:	OIBDA before brand fee.
January — December 2008 Results Telefónica 58

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
The Atento Group achieved profitable growth in 2008, forging ahead with a strategy that seeks to differentiate the Company through quality and value creation for customers and the diversification of its customer portfolio.
Cumulative Revenues advanced 10.8% year-on-year to 1,301 million euros (+13.6% in constant terms) and 7.9% in the fourth quarter. Revenue growth was driven by an increase in the activity with Telefónica, mainly in Brazil, Peru, Morocco and Central America. The customer portfolio was further diversified over the year, with multi-sector customers (outside the Telefónica Group) accounting for 53% of revenues. These customers belong mainly to the telecommunications and financial sectors in Mexico, Brazil, Venezuela and Argentina.
With regard to the geographical breakdown of revenues, Brazil is the largest contributor to total revenues, with 46% (41% in 2007), followed by Spain with 17% (down from 22% last year due to growing delocalisation in 2008) and Mexico with 12% (13% in December 2007). Offshored revenues account for 7% of the Atento Group’s total revenues, mainly from Spain to Colombia, Peru and Morocco.
Operating income before depreciation and amortisation (OIBDA) grew 15.4% in the full year (+18.6% in constant terms) to 186 million euros and 16.3% year-on-year in the fourth quarter of 2008. This growth was driven in one hand by the increased business and in the other by the containment of operating expenses (+9.8% in 2008 vs. +10.8% in the first nine months of the year), especially in the final quarter which saw a particularly decline in personnel expenses.
The OIBDA margin stood at 14.3% in 2008 (+0.6 percentage points from December 2007) and at 15.6% in the fourth quarter, an increase of 1.1 percentage points vs. the same period a year earlier.
CapEx stood at 56 million euros (+46.3% in constant terms) and operating cash flow (OIBDA- CapEx) totalled 130 million euros, up 6.5% in current terms and 9.7% in constant terms. The CapEx was devoted mainly to build new platforms (Brazil, Venezuela and Peru), refurbish centres and purchase equipment (Brazil, Mexico, Peru and Spain).
The Atento Group ended 2008 with 60,714 positions in place, 14% more than in December 2007.
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January – December			October – December
	2008	2007	% Chg	2008	2007	% Chg
Revenues	1,301	1,174	10.8	329	305	7.9
Internal exp capitalized in fixed assets	0	0	n.m.	0	0	n.m.
Operating expenses	(1,117)	(1,017)	9.8	(279)	(261)	6.8
Other net operating income (expense)	2	2	10.6	1	(0)	c.s.
Gain (loss) on sale of fixed assets	(0)	2	c.s.	(0)	0	c.s.
Operating income before D&A (OIBDA)	186	161	15.4	51	44	16.3
OIBDA Margin	14.3%	13.7%	0.6 p.p.	15.6%	14.5%	1.1 p.p.
Depreciation and amortization	(33)	(30)	7.0	(8)	(8)	3.6
Operating income (OI)	154	131	17.4	43	36	19.1
January — December 2008 Results Telefónica 59

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part
Telefónica de España	100.00
Telefónica Móviles España	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y	100.00
Comunicaciones de España
Iberbanda	58.94
Medi Telecom	32.18
TELEFÓNICA O2 EUROPE

% Part
Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Group 3G (Germany) (2)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A.

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
TELEFÓNICA LATINOAMÉRICA

% Part
Telesp (1)	87.95
Telefónica del Perú	98.18
Telefónica de Argentina	98.20
TLD Puerto Rico	98.00
Telefónica Chile (2)	96.75
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (3)	100.00
Brasilcel (4)	50.00
T. Móviles Argentina	100.00
T. Móviles Perú	98.63
T. Móviles México	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile)	100.00

(1)	Effective participation 88.01%.

(2)
Telefónica Internacional de Chile S.A. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 51.86%. On 9 January 2009 the second takeover offer was completed increasing Telefónica Group participation over the Chilean company to 97.89%.

(3)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(4)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (63.73%).
OTHER PARTICIPATIONS

% Part
3G Mobile AG (Switzerland)	100.00
Atento Group	100.00
Telefónica de Contenidos (Spain)	100.00
Mobipay Internacional	50.00
Telco SpA (Italy) (1)	42.30
IPSE 2000 (Italy) (2)	39.92
Mobipay España (2)	13.36
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (3)	9.86
China Unicom (Hong Kong) Limited (China)	5.38
ZON Multimedia (4)	5.40
BBVA	0.97
Amper	6.10

(1)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.36%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.15%.

(2)	Ownership directly or indirectly held by Telefónica Móviles España.

(3)	Telefónica’s Group effective participation. Telefónica Group participation would be 10% if we exclude the minority interests.

(4)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.
January — December 2008 Results Telefónica 60

ADDENDA
Significant Events
•
The Board of Directors of TELEFÓNICA, S.A., at its meeting held on January 28th, 2009, has analyzed and approved a proposal to increase the dividend corresponding to 2009 fiscal year to a total amount of Euro 1.15 per share. The appropriate corporate resolutions for that purpose will be passed at the relevant time.

•
On September 17th, 2008, Telefónica announced its intention to launch a Tender Offer through its wholly-owned subsidiary Inversiones Telefónica Internacional Holding Ltda., to acquire all of the outstanding shares of Companía de Telecomunicaciones de Chile S.A (“CTC”) that TELEFÓNICA did not control direct or indirectly, which amounted to 55.1% of CTC’s share capital.

The offer was addressed to all CTC shares listed on Santiago de Chile and New York Stock Exchanges (represented by American Depositary Shares), and was structured as a purchase of shares in cash, at a price of 1,000 Chilean Pesos for class A shares and 900 Chilean Pesos for class B. On October 11th, 2008 the offer price was increased to 1,100 Chilean Pesos for class A shares and 990 Chilean Pesos for class B.
Upon completion of the acceptance period of the tender offer, a total of 496,341,699 shares issued by CTC were tendered, representing 94.11% of the shares to which the offer related which represented a total investment of approximately 640 million euros. After settlement of the transaction, Telefónica’s indirect ownership in CTC’s share capital increase from 44.9% to 96.75%.
Subsequently, pursuant to Chilean law, on December 1, 2008 Telefónica, through subsidiary Inversiones Telefónica Internacional Holding, Ltda., presented a second tender offer (second offer) to acquire all the outstanding shares of Compañía de Telecomunicaciones de Chile, S.A. (CTC) it did not already hold, directly or indirectly, (representing 3.25% of CTC’s capital), in the same economic terms of the initial offer. The second tender offer was completed on January 9, 2009. Upon completion of the second offer, Telefónica’s indirect stake in CTC increased to 97.89%.
January — December 2008 Results Telefónica 61

ADDENDA
Changes to the Perimeter and Accounting Criteria of Consolidation
The following changes took place in the consolidation perimeter in 2008:
TELEFÓNICA LATINOAMÉRICA
•
On September 17th, 2008, Telefónica announced its intention to launch a Tender Offer through its wholly-owned subsidiary Inversiones Telefónica Internacional Holding Ltda., to acquire all of the outstanding shares of Companía de Telecomunicaciones de Chile S.A (“CTC”) that TELEFÓNICA did not control direct or indirectly, which amounted to 55.1% of CTC’s share capital.

After settlement of the transaction Telefónica’s indirect ownership in CTC’s share capital increased from 44.9% to 96.75%. This is the participation recorded in the consolidated financial statements. The Chilean company continues to be consolidated in Telefónica Group by the full method.
For more information about this transaction please refer to the Addenda: “Significant Events”.
•
On April 3, 2008, in accordance with the terms of a sale and purchase agreement entered into on August 2, 2007, after the pertinent administration authorizations were obtained, Vivo Participaçoes, S.A. (“VIVO”) completed the acquisition of 53.90% of the voting stock (ON) and 4.27% of the preferred stock (PN) of Telemig Celular Participaçoes, S.A., the controlling shareholder of Telemig Celular, S.A., a mobile telephony operator in the State of Minas Gerais (Brazil). According to the terms of the sale and purchase agreement, the total purchase price was 1,163 million reais (approximately 429 million euros). VIVO also acquired the right held by the seller, Telpart Participaçoes, S.A. (“TELPART”) to subscribe in the future for paid up shares in Telemig Celular Participaçoes S.A. for a price of approximately 70 million reais (26 million euros).

In addition, on April 8, 2008, VIVO, through its subsidiary Tele Centro Oeste IP, S.A., launched a voluntary tender offer for shares representing up to one third of the free float of represented by the preferred stock in Telemig Celular Participaçoes, S.A. and in its subsidiary Telemig Celular, S.A. at a price of 63.90 and 654.72 Brazilian reais, respectively. Take-up of the offer, which concluded on May 15, 2008, was satisfactory, reaching a level of acceptance of close to 100%, which implied the acquisition by TCO IP, S.A. of 31.9% and 6% of the preferred shares of Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A., respectively. Furthermore, in accordance with Brazilian Corporations law, TCO IP, S.A. submitted a mandatory tender offer on July 15, 2008, for all the voting stock in Telemig Celular Participaçoes, S.A. and Telemig Celular, S.A. at a price per share equivalent to 80% of the purchase price of the voting stock of these companies.
On December 19, 2008, approval was given by shareholders of Telemig Celular Participaçoes, S.A., Telemig Celular, S.A. and Vivo Participaçoes, S.A. (Vivo) in their respective extraordinary meetings to reorganize the Vivo Group, with TCO IP, S.A. spinning off its assets to merge with Telemig Celular, S.A. and Telemig Celular Participaçoes, S.A., thereby making VIVO a shareholder in both companies, with direct and indirect stakes at December 31, 2008 amounting to 90.65% and 58.9%, respectively. Both companies are included in the Telefónica Group’s consolidation perimeter using proportionate consolidation.
OTHER COMPANIES
•
In December, Portuguese company Portugal Telecom, S.G.P.S., S.A. (PT) bought back and cancelled 46,082,677 shares in line with its share buyback program. This raised the Telefónica Group’s direct and indirect ownership interest to 10.48%. In accordance with article 20 of the Portuguese stock market code, Telefónica sold 4,264,394 shares of PT, thereby lowering its stake to 10%. This company is still included in the consolidation perimeter using the equity method.

January — December 2008 Results Telefónica 62

ADDENDA
Changes to the Perimeter and Accounting Criteria of Consolidation
•
In March 2008, Telco S.p.A., in which Telefónica holds a stake of 42.3%, acquired 121.5 million shares at a price of 1.23 euros per share in the Italian company Telecom Italia (equivalent to 0.9% of its share capital), bringing its total direct interest to 24.5% of the voting rights and 16.9% of the dividend rights. The transaction implied a payment of 149.8 million euros.

As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco, S.p.A. is included in the Telefónica Group’s consolidated financial statements by the equity method.
January — December 2008 Results Telefónica 63

DISCLAIMER
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations.. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed in the past -or in future reports- by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, analysts and investors are cautioned to consider that this financial information is un-audited and that this document may contain summarized information. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

For additional information, please contact.

Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)

Phone number: +34 91 482 87 00

Fax number: +34 91 482 85 99

Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Dolores García (dgarcia@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 26th, 2009	By:	/s/ Santiago Fernández Valbuena

		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer